Exhibit 99.2

BELLATRIX EXPLORATION LTD.

MANAGEMENT INFORMATION CIRCULAR

Annual and Special Meeting of Shareholders

to be held on May 17, 2017

PROXIES

Solicitation of Proxies

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Corporation”) for use at the annual and special meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Common Shares”) of the Corporation to be held on May 17, 2017 at 3:00 p.m. (Calgary time), in the Lakeview Endrooms, The Westin Hotel, 320– 4th Avenue SW, Calgary, Alberta, Canada T2P 2S6, and at any adjournment(s) thereof, for the purposes set forth in the Notice of Annual and Special Meeting accompanying this Information Circular.

The board of directors of the Corporation (the “Board”) has fixed the record date for the Meeting as the close of business on April 3, 2017 (the “Record Date”). Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those Common Shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such Shareholder transfers Common Shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificates evidencing such Common Shares or having otherwise established that he or she owns such Common Shares, demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

If you are a registered Shareholder and are unable to attend the Meeting in person, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to Computershare Trust Company of Canada, the Corporation’s transfer agent. To be valid, completed proxy forms must be dated, completed, signed and deposited with the Corporation’s transfer agent, Computershare Trust Company of Canada, (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (iii) by facsimile to (416) 263-9524 or 1866-249-7775. If you vote through the Internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Calgary time) on May 15, 2017 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjourned Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at the Record Date.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed Form of Proxy are directors and officers of the Corporation. Each Shareholder has the right to appoint a proxyholder other than the persons designated in the Form of Proxy, who need not be a Shareholder, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder’s appointee should be legibly printed in the blank space provided. In addition, the Shareholder should notify the appointee of his or her appointment, obtain his or her consent to act as appointee and instruct him or her on how the Shareholder’s Common Shares are to be voted.

Notice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of the Shareholders do not hold Common Shares in their own names. Shareholders who do not hold their Common Shares in their own names (“Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way of proxy except as set forth below.

Applicable regulatory policy requires intermediaries/brokers, on receipt of proxy-related materials that seek voting instructions from Beneficial Shareholders indirectly, to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and Canada. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number to vote the Common Shares held by the Beneficial Shareholder or access Broadridge’s dedicated voting website at www.proxyvote.com to deliver the Beneficial Shareholder’s voting instructions. Broadridge then provides the aggregate voting instructions to Computershare Trust Company of Canada, Bellatrix’s transfer agent and registrar, who tabulates the results and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting or any adjournment(s) thereof. A Beneficial Shareholder receiving a proxy from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Revocability of Proxy

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends in person at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Persons Making the Solicitation

The solicitation is made on behalf of management of the Corporation. The costs incurred in the preparation and mailing of this Information Circular and related materials will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor.

Exercise of Discretion by Proxy

The Common Shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Common Shares will be voted in favour of the matters to be acted upon. The persons appointed under the Form of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments to or variations of those matters specified in the Form of Proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular, management of the Corporation knows of no such amendment, variation or other matter.

Notice-and-Access

The Corporation has elected to use the “notice-and-access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the Meeting in respect of mailings to its Beneficial Shareholders. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that the Corporation must physically mail to Shareholders by allowing the Corporation to post the Information Circular and related materials online.

In relation to the Meeting, registered Shareholders will receive a paper copy of each of the notice of the meeting, this Information Circular and a form of proxy whereas Beneficial Shareholders will receive only a notice-and-access notification and a voting instruction form.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares. As at the Record Date, 246,585,828 Common Shares were issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting.

When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Share, but if more than one of them is present at the Meeting in person or by proxy, they shall vote as one the Common Shares jointly held by them.

To the best of the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to the issued and outstanding Common Shares that may be voted at the Meeting.

QUORUM FOR THE MEETING

At the Meeting, a quorum shall consist of two or more individuals present in person either holding personally or representing by proxies not less in aggregate than twenty-five percent of the votes attached to all issued and outstanding Common Shares entitled to be voted at the Meeting. If a quorum is not present at the Meeting, the Shareholder present may adjourn the Meeting to a fixed time and place but may not transact any other business.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

The Board presently consists of nine members. At the Meeting, Shareholders will be asked to pass a resolution to fix the number of directors of the Corporation to be elected at the Meeting at nine members and to elect nine directors to hold office until the next annual meeting or until their successors are elected or appointed.

Management is soliciting proxies, in the accompanying form of proxy, in favour of an ordinary resolution to fix the number of directors of the Corporation at nine members. In addition, management is soliciting proxies in favour of electing each of the following nine nominees as members of the Board:

Brent A. Eshleman	John H. Cuthbertson
Murray L. Cobbe	Steven J. Pully
W.C. (Mickey) Dunn	Keith S. Turnbull
Keith E. Macdonald	Thomas E. MacInnis
Murray B. Todd

Majority Voting Policy

The Board has adopted a majority voting policy with respect to the election of directors. A copy of the majority voting policy is attached to this Information Circular as Appendix “C”.

Advance Notice By-Law

The Corporation’s Advance Notice By-Law, which was approved by the Shareholders at the annual and special meeting of Shareholders held on May 21, 2014, will apply to nominations of directors at the Meeting. The purpose of the Advance Notice By-Law is to provide Shareholders, the Board and management of the Corporation with a clear framework for director nominations to help ensure orderly business at Shareholder meetings.

Among other things, the Advance Notice By-Law requires that a Shareholder wishing to nominate a candidate for election as a director of the Corporation at an annual meeting of Shareholders must provide notice to the Corporate Secretary of the Corporation not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Corporation must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice By-Law also specifies the information and accompanying documentation that a nominating Shareholder must provide with respect to the nominating Shareholder and the nominee for the notice to be effective. No person nominated by a Shareholder will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the Advance Notice By-law. The Board may, in its sole discretion, waive any requirement of the Advance Notice By-law. A copy of the Advance Notice By-Law is available on the Corporation’s SEDAR profile at www.sedar.com.

Directors Nominees

The names and provinces or states of residence of all of the persons nominated for election as directors, their age (as at December 31, 2016) and principal occupations for the past five years, the date in which they became directors of the Corporation and the number of Common Shares and deferred share units (“DSUs”) beneficially owned, or controlled or directed, directly or indirectly, by each of them, is set forth below:

Name, Province/State of Residence and Age(1)	Principal Occupation	Director Since	Number of Common Shares and DSUs Beneficially Owned, Controlled or Directed(7)

Brent A. Eshleman, P. Eng. Alberta, Canada Age: 52

President and Chief Executive Officer of Bellatrix since February 15, 2017. From November 25, 2016 to February 15, 2017 served as Interim President and Chief Executive Officer of Bellatrix. Previously Chief Operating Officer of Bellatrix from September 2014 to November 2016 and Executive Vice President since July 2012. From December 2004 to January 2012, Vice President, Engineering and Exploitation of Daylight Energy Ltd.

		February 15, 2017	321,836 Common Shares Nil DSUs

Murray L. Cobbe(3)(4) Alberta, Canada Age: 67	Chairman and, prior to August 2009, President and Chief Executive Officer of Trican Well Service Ltd. (a publicly traded well service company). Director of Secure Energy Services Inc. since 2009.	September 22, 2006(6)	97,151 Common Shares 198,220 DSUs

John H. Cuthbertson, Q.C.(5) Alberta, Canada Age: 66	Partner, Burnet, Duckworth & Palmer LLP (barristers and solicitors).	August 31, 2000(6)	144,472 Common Shares 198,220 DSUs

W.C. (Mickey) Dunn(4)(5) Alberta, Canada Age: 63

Chairman of Bellatrix and prior to November 1, 2009 of True Energy Inc. (as administrator of True Energy Trust); previously director of Precision Drilling Inc. from 1992 to 2013; previously director of The Cash Store Financial Services Inc. from 2003 to 2014; previously director of Vero Energy Inc. from 2006 to 2010; previously President and Chief Executive Officer of Cardium Service and Supply Ltd. and Cardium Tool Services Inc. from 1981 to 1999, and Colorado Silica Sand Inc. from 1981 to 1996.

		August 31, 2000(6)	957,187 Common Shares 198,220 DSUs

Keith E. Macdonald, CPA, CA(2)(3)(4) Alberta, Canada Age: 60

President of Bamako Investment Management Ltd., a private holding and financial consulting company, since July 1994. Mr. Macdonald was the Chief Executive Officer and a director of EFLO Energy Inc. from March 2011 to January 2015. Mr. Macdonald currently serves as a director of Surge Energy Inc. and Madalena Energy Inc. Previously a director of Mountainview Energy Ltd. from 2010 to 2017.

		April 26, 2007(6)	90,000 Common Shares 198,220 DSUs

Thomas E. MacInnis(2) Alberta, Canada Age: 45	Independent businessman. From 2009 to 2017, Head of Financial Markets, Calgary for National Bank Financial.	February 6, 2017	75,000 Common Shares 99,010 DSUs

Steven J. Pully, Esq., CFA, CPA(4)(5) Texas, United States of America Age: 56

Independent businessman and consultant and director of VAALCO Energy, Inc. and Energy XXI Gulf Coast Inc.; previously General Counsel and a Partner of Carlson Capital, L.P., an alternative asset management firm, from January 2008 to September 2014;

		January 1, 2015	19,200 Common Shares 148,458 DSUs

Name, Province/State of Residence and Age(1)	Principal Occupation	Director Since	Number of Common Shares and DSUs Beneficially Owned, Controlled or Directed(7)

Murray B. Todd, B.Sc., P.Eng.(3) Alberta, Canada Age: 81	President and CEO of Canada Hibernia Holding Corporation (an oil and gas production company).	November 2, 2005(6)	78,548 Common Shares 198,220 DSUs

Keith S. Turnbull, B. Sc. CA(2) Alberta, Canada Age: 67

Business consultant since January 1, 2010. Prior thereto, Partner at KPMG LLP. President of K.S. Turnbull Professional Corporation and currently a director of Crown Point Energy Inc; previously a director of Renegade Petroleum Ltd. from June 2012 to March 2014, Angle Energy Inc. from March 2012 to December 2013, CE Franklin Ltd. from April 2010 to July 2012, and UNX Energy Corp. from May 2010 to April 2011.

		January 1, 2014	20,000 Common Shares 148,029 DSUs

Notes:

(1)	All of the directors will hold office until the next annual meeting of Shareholders or until their successor is duly elected or appointed, unless their office is earlier vacated.
(2)

Member of our Audit Committee. For Audit Committee Information, please see the section entitled “Audit Committee Information” in the Corporation’s Annual Information Form for the year ended December 31, 2016, a copy of which is filed on SEDAR at www.sedar.com.

(3)	Member of our Reserves, Safety and Environment Committee.
(4)	Member of our Compensation Committee.
(5)	Member of our Corporate Governance Committee.
(6)

To the extent the date of election or appointment is prior to November 1, 2009, such date reflects the date of first election or appointment as a director of True Energy Inc., the administrator of True Energy Trust, the predecessor to the Corporation.

(7)

The information as to Common Shares and DSUs beneficially owned, or controlled or directed, directly or indirectly, is based upon information furnished to the Corporation by the nominees as of the Record Date. Mr. Eshleman, as President and Chief Executive Officer of the Corporation, is not entitled to receive DSUs under the DSU Plan (as defined below).

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Other than as described below, no proposed director is as at the Record Date, or has been:

(a)	within 10 years of the date hereof, a director or chief executive officer or chief financial officer of any company, including the Corporation, that:

(i)

while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted in the company, after the director or executive officer ceased to be a director chief executive officer or chief financial officer of the company, being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer, or

(b)

within 10 years of the date hereof, a director or executive officer of any company, including the Corporation, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

W.C. (Mickey) Dunn was a director of The Cash Store Financial Services Inc. from May 1, 2003 until his resignation on January 2, 2014. On April 14, 2014, The Cash Store Financial Services Inc. (“Cash Store Financial”), The Cash Store Inc., TCS Cash Store Inc., Instaloans Inc., 7252331 Canada Inc., 5515433 Manitoba Inc., 1693926 Alberta Ltd. doing business as “The Title Store” obtained an Initial Order under the Companies’ Creditors Arrangement Act (the “CCAA”). The applicants sought and were granted the stay of proceedings and other relief provided under the CCAA. On January 4, 2016, 1511419 Ontario Inc., formally known as Cash Store Financial and applicants announced that it had successfully implemented its Plan of Compromise and Arrangement pursuant to the CCAA with an implementation date of December 31, 2015. On November 16, 2016, 1511419 Ontario Inc. was granted a stay extension until November 18, 2017. Following the resignation of W.C. (Mickey) Dunn from the board of directors of Cash Store Financial on January 2, 2014, the company announced that a Cease Trade Order was issued on May 30, 2014 by the Alberta Securities Commission (and subsequently on June 18, 2014 by the Ontario Securities Commission) due to Cash Store Financial failing to file interim financial statements for the 6-month period ended March 31, 2014.

Keith Macdonald served on the board of directors of Mountainview Energy Ltd. (“Mountainview”) until March 15, 2017. On May 5, 2016, the Alberta Securities Commission issued a Cease Trade Order against Mountainview for failure to file annual audited financial statements, annual management discussion and analysis and certification of annual filing for the fiscal period ended December 31, 2015 (the “Order”). As of the date hereof, the Order remains in effect. On October 14, 2016, a wholly-owned entity of Mountainview, Mountainview Divide LLC which owned key assets in North Dakota, filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code.

In addition, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Director Share Ownership Guidelines

With a view to aligning the long-term interests of Bellatrix’s non-management directors with those of Shareholders, in April 2014, Bellatrix implemented share ownership guidelines for non-management directors, which were subsequently amended in March 2015 to increase the ownership requirements.

Pursuant to the non-management director share ownership guidelines, non-management directors are required to hold Common Shares and/or DSUs with a combined value of not less than six times (prior to March 2015 the requirement was set at five times) the annual fixed retainer paid to such directors and such directors are expected to achieve this level within three years of their election or appointment to the Board. If a director’s annual retainer increases and as a result the director no longer meets the requirements of the share ownership guidelines, the director will have until March 31 of the following year to achieve the required ownership level.

Common Shares and/or DSUs are valued as at March 31 of each year at the greater of the cost or market value of such Common Shares or DSUs. If any Director previously satisfied the share ownership guidelines but as a result of a drop in the market value of the Common Shares ceased to satisfy the share ownership guidelines and the director’s aggregate ownership of Common Shares or DSUs has not decreased, the director will have until March 31 of the following year to re-achieve the required ownership levels. The following table sets out the applicable equity ownership guideline and equity ownership for each non-management director nominee.

Name	Equity Ownership Guideline			Equity Ownership			Meets Share Ownership Requirement
	Multiple of Retainer	Amount of Retainer ($)	Total Value of Equity Ownership Required ($)	Common Shares(1) (#)	DSUs (#)	Value of Equity Ownership(2) ($)
Murray L. Cobbe	6x	54,000	324,000	97,151	198,220	754,505	Yes
John H. Cuthbertson	6x	54,000	324,000	144,472	198,220	1,480,026	Yes
W.C. (Mickey) Dunn	6x	135,000	810,000	957,187	198,220	2,126,061	Yes
Keith E. Macdonald	6x	54,000	324,000	90,000	198,220	772,614	Yes
Steven J. Pully	6x	54,000	324,000	19,200	148,458	358,492	Yes
Murray B. Todd	6x	54,000	324,000	78,548	198,220	1,172,615	Yes
Keith S. Turnbull	6x	54,000	324,000	20,000	148,029	468,747	Yes
Thomas MacInnis	6x	54,000	324,000	75,000	99,010	525,361	Yes

Notes:

(1)

Share ownership is determined as at March 31, 2017. For the purposes of determining Common Share ownership of a particular director, Common Shares owned directly by such director, such director’s spouse or children or through any holding company wholly owned and controlled by such director are treated as Common Shares owned by such director.

(2)

The “Value of Equity Ownership” amount of the Common Shares and DSUs held by each director is based on the greater of: (a) cost, and (b) the closing price of the Common Shares on the TSX (as defined below) on March 31, 2017 being $1.05 per Common Share.

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of the Shareholders and to authorize the directors to fix their remuneration as such. KPMG LLP has been the Corporation’s auditors since formation.

Approval of Common Share Consolidation

At the Meeting, Shareholders will be asked to consider and, if thought fit, pass a special resolution (the “Common Share Consolidation Resolution”) authorizing the Board to elect, in its discretion, to direct the Corporation to file articles of amendment (“Articles of Amendment”) to amend the Corporation’s Articles of Amalgamation in order to consolidate (or reverse split) the Corporation’s issued Common Shares into a lesser number of issued Common Shares (the “Common Share Consolidation”). The Common Share Consolidation Resolution will authorize the Board to:

●	select a Common Share Consolidation ratio of between four old Common Shares for one new Common Share and six old Common Shares for one new Common Share; and

●	file Articles of Amendment giving effect to the Common Share Consolidation at the selected ratio.

The Board will retain the discretion to revoke the Common Share Consolidation Resolution and elect not to proceed with the filing of the Articles of Amendment and the implementation of the Common Share Consolidation.

Background and Reasons for the Common Share Consolidation

A key reason why the Board is seeking authorization to implement the Common Share Consolidation is to avoid the potential delisting of the Common Shares from the New York Stock Exchange (“NYSE”). In order for the Common Shares to continue to be listed on the NYSE, the Corporation must comply with various listing standards, including that the Common Shares maintain a minimum average closing price of at least US$1.00 per Common Share during a consecutive 30 trading-day period.

On August 5, 2016, the Corporation was notified by the NYSE that the average closing price of the Common Shares had fallen below US$1.00 per share over a period of 30 consecutive trading days, which is the minimum average share price required by the NYSE under Section 802.01C of the NYSE Listed Company Manual. The NYSE notice provided that the Corporation had six months following receipt of such notice to regain compliance with the NYSE’s minimum share price requirement. The NYSE notice also provided that the Corporation could regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the Common Shares had a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of such month. The Corporation may also cure the price condition by taking an action such as the Common Share Consolidation. In accordance with NYSE rules, and because the Corporation would be required to obtain shareholder approval for a potential corporate action to cure the price deficiency (specifically the Common Share Consolidation), the cure period was extended to allow for Shareholders to vote on the Common Share Consolidation Resolution at the Meeting.

If the Common Shares were delisted from the NYSE and the trading price were to remain below US$1.00 per share, trading in the Common Shares may become subject to certain rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require additional disclosure by broker-dealers in connection with any trades involving (i) a stock defined as a “penny stock”, and (ii) persons other than established customers and accredited investors. The additional burdens imposed upon broker-dealers might discourage broker-dealers from effecting transactions in the Common Shares, which might further affect Common Share liquidity.

Delisting from the NYSE and a sustained downturn in the market price of the Common Shares could adversely affect the Corporation’s ability to raise additional equity financing, as and when needed, and may significantly increase the dilution that existing Shareholders would experience as a result of any such equity financing or other transaction involving the future issuance of Common Shares.

The Corporation believes that existing and prospective investors will perceive an investment in the Common Shares more favourably if the Common Shares continue to be listed on the NYSE. The Corporation also believes that achieving a higher market price for the Common Shares through the Common Share Consolidation may increase investment interest for the Common Shares in international equity capital markets by potentially broadening the pool of investors that may consider investing in the Corporation. It may also attract investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price.

Finally, the Corporation believes that the Common Share Consolidation will provide additional benefits, including, but not limited to, reducing: (i) the fees the Corporation pays to list the Common Shares on the NYSE, as these fees are based on the number of Common Shares that are issued and outstanding; (ii) the fees the Corporation pays for custody and clearing services; (iii) the fees the Corporation pays to the United States Securities Exchange Commission to register securities for issuance; and (iv) the costs of the Corporation’s proxy solicitations, which are frequently based on or related to the number of Common Shares being held, cleared or registered, as applicable. In addition, reducing the number of Common Shares outstanding and that will be issued in the future may reduce the amount of fees and taxes that the Corporation pays to the aforementioned organizations and agencies, as well as other organizations and agencies that levy charges based on the number of shares outstanding rather than by their value.

Anticipated Consolidation Ratios

The Corporation believes that having the authority to select within a range of Common Share Consolidation ratios provides the flexibility to implement the Common Share Consolidation in a manner intended to maximize the anticipated benefits for the Corporation and the Shareholders. In determining which Common Share Consolidation ratio to select within the range to be authorized by the Common Share Consolidation Resolution, the Board may consider a series of factors, including the following:

●	historical trading prices and trading volumes of the Common Shares;

●	the continuing eligibility of the Common Shares to remain listed on the NYSE;

●	the anticipated impact of the Common Share Consolidation on future trading prices and trading volumes of the Common Shares;

●	trading price thresholds that affect the ability of certain equity market participants to invest or recommend investments in the Common Shares;

●	the adequacy of public distribution of the Common Shares following the implementation of the Common Share Consolidation; and

●	prevailing general market and economic conditions.

Common Share Consolidation Resolution

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, approve the Common Share Consolidation Resolution authorizing the Board to file Articles of Amendment giving effect to the Common Share Consolidation. The Common Share Consolidation Resolution is a special resolution and, as such, requires approval by not less than two-thirds (66 2/3%) of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting. The full text of the Common Share Consolidation Resolution is set out in Appendix “A” to this Management Information Circular.

For the reasons outlined above, the Corporation believes that curing the minimum bid price deficiency and thus avoiding a delisting of the Common Shares from the NYSE is in the best interests of the Corporation and the Shareholders and that implementing the Common Share Consolidation is the most expeditious way of curing the deficiency. Accordingly, the Board recommends that Shareholders vote their Common Shares in favour of the Common Share Consolidation Resolution.

Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for approval of the Common Share Consolidation Resolution.

Risks Associated with the Common Share Consolidation

Reducing the number of issued and outstanding Common Shares through the Common Share Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares. However, the market price of the Common Shares will also be affected by the Corporation’s financial and operational results, its financial position, including its liquidity and capital resources, the development of its reserves and resources, industry conditions, the market’s perception of the Corporation’s business and other factors, which are unrelated to the number of Common Shares outstanding.

Having regard to these other factors, there can be no assurance that the market price of the Common Shares will increase following the implementation of the Common Share Consolidation to the extent sufficient to cure the minimum bid price deficiency and to avoid a delisting of the Common Shares from the NYSE or that the market price of the Common Shares will not decrease in the future and create another minimum bid price deficiency. There can also be no assurance that the implementation of the Common Share Consolidation will, in and of itself, guarantee the continued listing of the Common Shares on the NYSE or that the Common Shares will not be delisted because the Corporation fails to meet other NYSE continued listing requirements.

The market price of the Common Shares immediately following the implementation of the Common Share Consolidation is expected to be approximately equal to the market price of the Common Shares prior to the implementation of the Common Share Consolidation multiplied by the consolidation ratio but there is no assurance that the anticipated market price immediately following the implementation of the Common Share Consolidation will be realized or, if realized, will be sustained or will increase. There is a risk that the total market capitalization of the Common Shares (the market price of the Common Shares multiplied by the number of Common Shares outstanding) after the implementation of the Common Share Consolidation may be lower than the total market capitalization of the Common Shares prior to the implementation of the Common Share Consolidation.

Although the Corporation believes that establishing a higher market price for the Common Shares could increase investment interest for the Common Shares in international equity capital markets by potentially broadening the pool of investors that may consider investing in the Corporation, including investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price, there is no assurance that implementing the Common Share Consolidation will achieve this result.

If the Common Share Consolidation is implemented and the market price of the Common Shares (adjusted to reflect the consolidation ratio) declines, the percentage decline as an absolute number and as a percentage of the Corporation’s overall market capitalization may be greater than would have occurred if the Common Share Consolidation had not been implemented. Both the total market capitalization of a company and the adjusted market price of such company’s shares following a consolidation or reverse split may be lower than they were before the consolidation or reverse split took effect. The reduced number of Common Shares that would be outstanding after the Common Share Consolidation is implemented could adversely affect the liquidity of the Common Shares.

The Common Share Consolidation will, in all likelihood, result in some shareholders owning “odd lots” of fewer than 100 Common Shares on a post-consolidation basis. Odd lots may be more difficult to sell, or attract greater transaction costs per share to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

Effects of the Share Consolidation

General

If the Common Share Consolidation is implemented, its principal effect will be to proportionately decrease the number of issued and outstanding Common Shares by a factor equal to the consolidation ratio selected by the Board. At the close of business on March 31, 2017, the closing price of the Common Shares on the TSX was $1.05, the closing price of the Common Shares on the NYSE was US$0.79 and there were 246,585,828 Common Shares issued and outstanding. Based on the number of Common Shares currently issued and outstanding, immediately following the completion of the Share Consolidation, for illustrative purposes only, depending on the Common Share Consolidation ratio, the number of Common Shares then issued and outstanding (disregarding any resulting fractional Common Shares) will be as follows:

Common Share Consolidation ratio	Common Shares Outstanding
Four old for one new	61,646,457
Five old for one new	49,317,166
Six old for one new	41,097,638

The Corporation does not expect the Common Share Consolidation itself to have any economic effect on holders of Common Shares or securities convertible into or exercisable to acquire Common Shares, except to the extent the Common Share Consolidation will result in fractional shares. See “No Fractional Shares” below.

The Common Shares are currently registered under Section 12(b) of the Exchange Act, and the Corporation is subject to the periodic reporting and other requirements of the Exchange Act. The Common Share Consolidation will not affect the registration of the Common Shares under the Exchange Act or the listing of the Common Shares on the TSX. Following the Common Share Consolidation, the Corporation will continue to be subject to periodic reporting and other requirements of the Exchange Act and the Common Shares will continue to be listed on the TSX under the symbol “BXE”. If the implementation of the Common Share Consolidation cures the minimum bid price deficiency and the Corporation continues to meet the other listing requirements of the NYSE, the Common Shares will continue to be listed on the NYSE under the symbol “BXE”. In each case, the post-consolidation Common Shares will be considered a substituted listing with new CUSIP and ISIN numbers.

Voting rights and other rights of the holders of Common Shares prior to the implementation of the Common Share Consolidation will not be affected by the Common Share Consolidation, other than as a result of the creation and disposition of fractional shares as described below. For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the implementation of the Common Share Consolidation will generally continue to hold 2% of the voting power attached to the Common Shares immediately after the implementation of the Common Share Consolidation. The number of registered Shareholders will not be affected by the Common Share Consolidation.

The Common Share Consolidation may result in some shareholders owning “odd lots” of fewer than 100 Common Shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 Common Shares. The Board believes, however, that these potential effects are outweighed by the anticipated benefits of the Common Share Consolidation.

Effect on Non-registered Shareholders

Non-registered shareholders holding Common Shares through an intermediary (a securities broker, dealer, bank or financial institution) should be aware that the intermediary may have different procedures for processing the Common Share Consolidation than those that will be put in place by the Corporation for registered Shareholders. If Shareholders hold their Common Shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

Effect on Stock Options

As of the date of this Information Circular, there were incentive stock options (“Options”) held by officers, employees, consultants and other service providers exercisable under the Corporation’s stock option plan (“Option Plan”) to acquire, in the aggregate, 10,310,099 Common Shares. The Option Plan provides for appropriate adjustments to both the number of Common Shares underlying all outstanding Options and the applicable exercise price(s) in the event of any change in the Common Shares through consolidations, subdivisions or reclassification of the Common Shares or otherwise.

Upon the implementation of the Common Share Consolidation, each then outstanding Option will be adjusted as follows:

●

the number of unissued Common Shares that may be purchased through the exercise of an Option will be reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the consolidation ratio selected by the Board; and

●

the price for which one (1) Common Share may be purchased pursuant to the exercise of an Option will be increased in inverse proportion to the reduction in the number of Common Shares based on the consolidation ratio selected by the Board.

Effect on Restricted and Performance Awards

As of the date of this Information Circular, there were 2,210,522 restricted awards (“Restricted Awards”) and 1,516,676 performance awards (“Performance Awards” and, together with the Restricted Awards, the “Awards”) held by officers, employees, consultants and other service providers issued under the Corporation’s incentive awards plan (“Award Plan”). The Award Plan authorizes the Board to make appropriate adjustments to any outstanding Awards in the event of any change in the Common Shares through consolidations, subdivisions or reclassification of the Common Shares or otherwise to prevent substantial dilution or enlargement of the rights granted to the holders of Awards.

Upon the implementation of the Common Share Consolidation, each then outstanding Award will be adjusted such that the number of Common Shares (or the cash equivalent) that a holder of an Award will receive upon settlement of such Award will be reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the consolidation ratio selected by the Board.

Effect on Deferred Share Units

As of the date of this Information Circular, there were 1,987,351 DSUs held by non-management directors of the Corporation under the Corporation’s DSU Plan (as defined below). The DSU Plan authorizes the Board to make appropriate adjustments to any outstanding DSUs in the event of any share split, share consolidation, business combination, recapitalization, merger, spin-off or otherwise to prevent substantial dilution or enlargement of the rights granted to the holders of DSUs.

Upon the implementation of the Common Share Consolidation, each then outstanding DSU will be adjusted such that the number of Common Shares underlying each DSU will be reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the consolidation ratio selected by the Board.

Effect on Convertible Debentures

As of the date of this Information Circular, there are convertible unsecured subordinated debentures (“Convertible Debentures”) of the Corporation in the aggregate principal amount of $50 million issued and outstanding pursuant to a trust indenture dated August 9, 2016 (the “Indenture”). Each Convertible Debenture is convertible into Common Shares at a conversion price of $1.62 per Common Share (the “Conversion Price”) at the option of the holder thereof at any time prior to 5:00 p.m. (Calgary time), representing a conversion rate of approximately 617.2840 Common Shares per $1,000 principal amount of Convertible Debentures, subject to adjustment in accordance with the Indenture. Under the terms of the Indenture, the Conversion Price will be automatically adjusted upwards in inverse proportion to the reduction in the number of issued and outstanding Common Shares resulting from the Common Share Consolidation based on the consolidation ratio selected by the Board. As a result following the Common Share Consolidation, upon conversion of the Convertible Debentures the number of Common Shares to be received by a holder will be reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the consolidation ratio selected by the Board. Following the implementation of the Common Share Consolidation, the Corporation will deliver to each holder of Convertible Debentures a confirmation in writing of the number of post-consolidation Common Shares underlying the Convertible Debentures as well as the adjusted Conversion Price.

Effect on Share Certificates

If the Common Share Consolidation is approved by Shareholders and subsequently implemented, those registered Shareholders who will hold at least one new post-consolidation Common Share will be required to exchange their share certificates representing old pre-consolidation Common Shares for new share certificates representing new post-consolidation Common Shares or, alternatively, a Direct Registration System (“DRS”) Advice/Statement representing the number of new post-consolidation Common Shares they hold following the Common Share Consolidation. The DRS is an electronic registration system which allows Shareholders to hold Common Shares in their name in book-based form, as evidenced by a DRS Advice/Statement rather than a physical share certificate.

If the Common Share Consolidation is implemented, the Corporation (or its transfer agent) will mail to each registered Shareholder a letter of transmittal. Each registered Shareholder must complete and sign a letter of transmittal after the Common Share Consolidation takes effect. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered Shareholder’s old pre-consolidation Common Shares. The transfer agent will send to each registered Shareholder who follows the instructions provided in the letter of transmittal a new share certificate representing the number of new post-consolidation Common Shares to which the registered Shareholder is entitled rounded up or down to the nearest whole number or, alternatively, a DRS Advice/Statement representing the number of new post-consolidation Common Shares the registered Shareholder holds following the Common Share Consolidation. Non-registered Shareholders who hold their Common Shares through intermediaries (securities brokers, dealers, banks, financial institutions, etc.) should contact their intermediaries with respect to the Common Share Consolidation.

Until surrendered to the transfer agent, each share certificate representing old pre-consolidation Common Shares will be deemed for all purposes to represent the number of new post-consolidation Common Shares to which the registered shareholder is entitled as a result of the Common Share Consolidation. Until registered Shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their old share certificate(s) for exchange, registered Shareholders will not be entitled to receive any other distributions, if any, that may be declared and payable to holders of record following the Common Share Consolidation.

Any registered Shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that the Corporation and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

The method chosen for delivery of share certificates and letters of transmittal to the Corporation’s transfer agent is the responsibility of the registered Shareholder and neither the transfer agent nor the Corporation will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by the transfer agent.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL HAVING RECEIVED A LETTER OF TRANSMITTAL.

No Fractional Shares

No fractional Common Shares will be issued pursuant to the Common Share Consolidation. In lieu of any such fractional Common Shares, each registered Shareholder of the Corporation otherwise entitled to a fractional Common Share following the implementation of the Common Share Consolidation will receive the nearest whole number of post-consolidation Common Shares. For example, any fractional interest representing less than 0.5 of a post-consolidation Common Share will not entitle the holder thereof to receive a post-Consolidation Share and any fractional interest representing 0.5 or more of a post-consolidation Common Share will entitle the holder thereof to receive one whole post-consolidation Common Share. In calculating such fractional interests, all Common Shares registered in the name of each registered Shareholder will be aggregated.

No Dissent Rights

Shareholders are not entitled to exercise any statutory dissent rights with respect to the proposed Common Share Consolidation.

Accounting Consequences

If the Common Share Consolidation is implemented, net income or loss per Common Share, and other per share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per Common Share and other per share amounts for periods ending before the Common Share Consolidation took effect would be recast to give retroactive effect to the Common Share Consolidation.

Certain Canadian Federal Income Tax Consequences of the Common Share Consolidation

The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder of Common Shares whose Common Shares are consolidated pursuant to the Common Share Consolidation and who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, holds its Common Shares as capital property and deals at arm’s length and is not affiliated with the Corporation (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided the Holder does not hold the Common Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Holders that might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have their Common Shares and all other “Canadian securities” (as defined in the Tax Act) owned in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) (“Tax Proposals”) before the date of hereof, and the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

The following portion of the summary does not apply to a Holder: (i) that is a “financial institution” for purposes of section 142.2 of the Tax Act, (ii) that is a “specified financial institution” as defined for purposes of the Tax Act, (iii) to which the “functional currency” reporting rules in section 261 of the Tax Act apply, (iv) an interest in which is a “tax shelter investment” for purposes of the Tax Act, (v) that is a corporation that is, or becomes as part of a transaction or event or a series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident corporation for the purpose of the foreign affiliate dumping rules in proposed section 212.3 of the Tax Act, (vi) that has entered into or will enter into, in respect of the Common Shares, a “synthetic disposition arrangement” or a “derivative forward agreement” for the purposes of the Tax Act; or (vii) that is a partnership. In addition, this summary does not discuss all of the tax considerations applicable to a Holder who acquired Common Shares pursuant to an employment compensation plan, such as the Option Plan, the DSU Plan or the Award Plan nor does this summary discuss all of the tax considerations applicable to Holders of Convertible Debentures. Such Holders should consult their own tax advisors.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be expressed in Canadian dollars (including adjusted cost base, proceeds of disposition and dividends). For purposes of the Tax Act, amounts denominated in a foreign currency generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.

Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act, is or is deemed to be resident in Canada (a “Canadian Holder”). In general, a Canadian Holder will not realize a capital gain or a capital loss as a result of the Common Share Consolidation, and in general the aggregate adjusted cost base to a Canadian Holder of all its Common Shares will be the same after the Common Share Consolidation as it was before the Common Share Consolidation.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada (including as a consequence of an applicable income tax treaty or convention) and does not use or hold, and is not deemed to use or hold Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary, may apply to a non-resident insurer carrying on business in Canada and elsewhere.

In general, a Non-Resident Holder will not realize a capital gain or a capital loss as a result of the Common Share Consolidation, and in general the aggregate adjusted cost base to a Non-Resident Holder of all its Common Shares will be the same after the Common Share Consolidation as it was before the Common Share Consolidation.

Certain U.S. Federal Income Tax Consequences of the Common Share Consolidation

The following discussion is a general summary of certain U.S. federal income tax consequences of the Common Share Consolidation that may be relevant to holders of Common Shares that hold such Common Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof, all of which may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences that may differ from those discussed below. The Corporation will not request any rulings from the IRS on the tax consequences described below. The IRS or a U.S. court might reach a contrary conclusion with respect to the issues addressed herein if the matter were contested. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to such holders in light of their particular circumstances or to holders that may be subject to special tax rules, including, without limitation: (i) banks, insurance companies or other financial institutions; (ii) tax-exempt organizations; (iii) retirement plans, individual plans, individual retirement accounts and tax-deferred accounts; (iv) dealers in securities, currency or commodities; (v) regulated investment companies or real estate investment trusts and shareholders of such entities; (vi) partnerships (or other flow-through entities for U.S. federal income tax purposes) and their partners or members; (vii) traders in securities; (viii) persons whose “functional currency” is not the U.S. dollar; (ix) persons holding Common Shares as a position in a hedging transaction, “straddle,” “conversion transaction,” “constructive sale,” “wash sale,” “synthetic security” or other integrated or risk reduction transaction; (x) persons who acquire Common Shares in connection with employment or other performance of services; (xi) holders subject to the alternative minimum tax; (xii) U.S. expatriates; and (xiii) Non-U.S. Holders (as defined below) that are controlled foreign corporations or passive foreign investment companies. In addition, this summary does not address the tax consequences arising under the laws of any non-U.S. or U.S. state or local jurisdiction and U.S. federal tax consequences other than federal income taxation.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

EACH HOLDER OF COMMON SHARES SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE COMMON SHARE CONSOLIDATION TO SUCH HOLDER.

For purposes of the discussion below, a “U.S. Holder” is a beneficial owner (other than a partnership) of Common Shares that for U.S. federal income tax purposes is: (i) an individual citizen or resident of the United States, including an alien individual who is a permanent resident in the United States or who meets the “substantial presence” test under Section 7701(b) of the Code; (ii) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, the administration of which is subject to the primary supervision of a U.S. court and as to which one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or that has a valid election in effect to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of Common Shares that is an individual, corporation, estate or trust that is not a U.S. Holder.

U.S. Holders

The Common Share Consolidation should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. Holder generally should not recognize gain or loss upon the Common Share Consolidation. A U.S. Holder’s aggregate tax basis in the Common Shares received pursuant to the Common Share Consolidation should equal the aggregate tax basis of the Common Shares surrendered, and such U.S. Holder’s holding period in the Common Shares received should include the holding period in the Common Shares surrendered. Holders of Common Shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Non-U.S. Holders

Non-U.S. Holders that exchange Common Shares pursuant to the Common Share Consolidation generally should not be subject to U.S. tax on such exchange.

Shareholder Advisory Vote on Executive Compensation

The Board believes that Shareholders should have the opportunity to receive information to assist them in understanding the objectives, philosophy and principles used in its approach to executive compensation and to provide feedback to the Board on such matters. As such, the Board determined to include a shareholder advisory vote (the “Say on Pay Vote”) on executive compensation at the Meeting. The Say on Pay Vote is a non-binding advisory vote on the Board’s approach to executive compensation. The purpose of the Say on Pay Vote is to provide Board accountability to the Shareholders for the Board’s compensation decisions by giving Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves.

Shareholders will be asked at the Meeting to vote, on an advisory basis, on the acceptance of Bellatrix’s approach to executive compensation as set forth in the “Statement of Executive Compensation” section of this Information Circular. Shareholders are encouraged to carefully review the information set forth in that section before voting on this matter. The “Statement of Executive Compensation” section discusses our compensation philosophy, the objectives of the different elements of our compensation programs and the way the Board assesses performance and makes decisions. It explains how our compensation programs are centered on a pay-for-performance culture and are aligned with the long-term development strategy of our business in the interest of our Shareholders.

As this is an advisory vote, the results will not be binding upon the Board, however, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. The Corporation will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

In the event that the advisory resolution is not approved by a majority of the votes cast at the meeting, the Board will consult with its Shareholders (particularly those who are known to have voted against it) to understand their concerns and will review the Board’s approach to compensation in the context of those concerns. Results from the Board’s review, if necessary, will be discussed in the Corporation’s management information circular for the annual meeting of Shareholders to be held in 2018. Shareholders may contact the Corporate Secretary of the Corporation by mail at the Corporation’s head and registered office at Suite 1920, 800-5th Avenue SW, Calgary, Alberta, T2P 3J6, if they wish to share their view on executive compensation with the Board.

At the Meeting, Shareholders will be asked to approve the following resolution (the “Say on Pay Resolution”):

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of Bellatrix Exploration Ltd. (the “Corporation”), that the shareholders accept the approach to executive compensation as disclosed in the “Statement of Executive Compensation” section in the management information circular of the Corporation dated April 3, 2017.”

Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for approval of the Say on Pay Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Governance

Compensation Committee Mandate

The Board has adopted a mandate for the compensation committee (the “Compensation Committee”) of the Board, which provides that it is the Compensation Committee’s responsibility to formulate and make recommendations to the Board in respect of compensation issues relating to directors, officers and employees of the Corporation and its subsidiaries, as applicable. Without limiting the generality of the foregoing, the Compensation Committee has the following duties:

1.

to review the compensation philosophy and remuneration policy for employees of the Corporation and to recommend to the Board changes to improve the Corporation’s ability to recruit, retain and motivate employees;

2.	to consider the implications and the risks associated with the Corporation’s compensation policies and practices;

3.	to review and recommend to the Board the retainer and fees to be paid to members of the Board, members of committees of the Board, and chairs of the various committees of the Board;

4.

to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer (the “CEO”) of the Corporation, evaluate the CEO’s performance in light of those corporate goals and objectives, and determine the CEO’s compensation level based on such evaluation (the CEO shall not be present during any voting or deliberations by the Compensation Committee with respect to the compensation of the CEO);

5.

to make recommendations to the Board with respect to non-CEO officer and director compensation including to review management’s recommendations for proposed stock option or other incentive compensation plans and equity based plans for non-CEO officer and director compensation and make recommendations in respect thereof to the Board;

6.

to administer the Option Plan, the Award Plan and other incentive plans approved by the Board in accordance with the terms of such plans including recommending to the Board (and if delegated authority thereunder, approve) the grant of stock options or other incentives under such plans in accordance with the terms thereof;

7.

to determine and recommend for approval of the Board bonuses to be paid to officers and employees of the Corporation and its subsidiaries, as applicable, and to establish targets or criteria for the payment of such bonuses, if appropriate;

8.

to review the disclosure as to compensation matters included in the information circular and proxy statement of the Corporation as mandated by applicable securities laws including, without limitation, the Compensation Discussion and Analysis set out below, prior to the Corporation publicly disclosing the same; and

9.

to review periodically, as determined necessary, but at least annually, the Compensation Committee’s Mandate and Terms of Reference and recommend to the Board and the Corporate Governance Committee of the Board amendments as the Compensation Committee believes are necessary or desirable.

The Compensation Committee is required to be comprised of at least three directors, or such greater number as the Board may determine from time to time and all members are required to be independent, for purposes of National Policy 58-201 – Corporate Governance Guidelines and the rules of the NYSE. Pursuant to the mandate of the Compensation Committee, meetings of the Compensation Committee are to take place at least one time per year and at such other times as the Chair of the Compensation Committee may determine.

Composition of the Compensation Committee

The Compensation Committee is comprised of Keith E. Macdonald (Chair), Murray L. Cobbe, W.C. (Mickey) Dunn and Steven J. Pully, all of whom are independent directors. As described under “Matters to be Acted Upon at the Meeting – Election of Directors”, each of Messrs. Cobbe, Dunn, Macdonald and Pully have held senior executive management positions in various entities and in such roles have been involved in human resources and compensation issues. Messrs. Cobbe, Dunn, Macdonald and Pully have gained substantial experience and a thorough understanding of compensation, benefit and pension programs and related issues as a result of their senior executive management experience. This includes a specific understanding of executive compensation programs including base pay, equity and other incentives programs. In addition, each of Messrs. Cobbe, Dunn, Macdonald and Pully have acted and continue to act as directors of numerous public and private companies and have therefore been involved in compensation issues for such companies. The skills and experience possessed by members of the Compensation Committee acquired as a result of their lengthy and extensive business careers and experience as described above will assist and enable them to make decisions on the suitability of the Corporation’s compensation policies and practice.

Compensation Consultant or Advisor

The Compensation Committee periodically retains Lane Caputo Compensation Inc. (“Lane Caputo”), an independent executive compensation consulting firm, to assist the Compensation Committee in reviewing executive officer and director compensation and making recommendations to the Board with respect to executive officer and director compensation matters and certain other matters such as implementing share ownership guidelines for director and executive officers.

The following sets forth the fees billed by Lane Caputo in each of the last two completed financial years:

	2015	2016
Executive compensation-related fees(1)	$27,162	$31,206
All other fees(2)	nil	nil

Notes:

(1)	Executive compensation-related fees are fees for services related to determining compensation for any of the Corporation’s directors and executive officers.
(2)	Fees billed for all services other than executive compensation-related Fees.

Risk and Executive Compensation

The Corporation has designed its compensation programs to provide an appropriate balance of risk and reward in relation to its overall business strategy. The Corporation is of the view that its compensation programs do not incent its executives to take undue risks because executives receive a mix of compensation elements with a significant portion of compensation in the form of long-term equity-based awards. Additionally, the Corporation has risk mitigation practices that include designing balanced incentive plans that are not focused on a single financial measure, a clawback policy for both short-term and long-term variable compensation, share ownership requirements for the executive officers and trading restrictions.

Incentive Plan Design

The ability of the Compensation Committee to consider factors such as personal contributions to corporate performance and non-financial, non-production or non-reserves based elements of corporate performance allows the Compensation Committee to consider whether executive officers have attempted to bolster short-term results at the expense of the long term success of the Corporation in determining executive compensation. In addition, as the compensation program consists of fixed (base salary) and variable (annual cash bonuses and long term incentive plan grants), the incentive for short-term risk taking is balanced with the incentive to focus on generating long-term sustainable value for Shareholders. Options and Awards which make up a significant portion of an executive officer’s total compensation, generally vest over a period of time (one to three years), which acts to further mitigate against the potential and inappropriate short-term risk taking. There are no compensation policies and practices that are structured significantly different for any Named Executive Officers (as defined below). The Compensation

Committee and the Board will continue to monitor compensation risk assessment practices on an ongoing basis to ensure that the Corporation’s compensation program is appropriately structured.

Clawback Policy

In 2015, the Board introduced a clawback policy on all forms of incentive compensation, including, without limitation, bonuses, Option grants under the Option Plan and Awards under the Award Plan, that may be awarded to executive officers including the Named Executive Officers when (i) an executive engages in conduct that results in the need for the correction or restatement of financial results, (ii) the executive receives an award calculated on the achievement of those financial results, and (iii) the award received would have been lower had the financial results been properly reported. The policy requires that when the clawback is triggered, the executive must repay the amount of incentive compensation that is in excess of the incentive compensation the executive would have received if the incentive compensation had been computed in accordance with the results as restated, calculated on an after tax basis.

Share Ownership and Retention Requirements

Executive Officers are required to maintain a significant equity investment in the Corporation to align their interests with those of the Shareholders, and mitigate against the likelihood of undue risk taking. The share ownership guidelines establish minimum share ownership levels for executives based on a multiple of their salary and executive level. In addition, the share ownership guidelines include retention guidelines which provide that until such time as the applicable share ownership guideline is achieved, the executive officer is encouraged to retain an amount equal to 50% of the net Common Shares obtained through the Corporation’s equity compensation plans, including the Option Plan and the Award Plan. “Net Common Shares” are those shares that remain after shares are sold or netted to pay the exercise price of stock options (if applicable) and/or applicable taxes. See “Executive Officer Share Ownership and Retention Guidelines”.

Trading Policy

The Corporation’s Disclosure, Confidentiality and Trading Policy provides that directors, officers and employees of Bellatrix are prohibited from engaging in the following transactions in the Corporation’s securities: (i) selling the Corporation’s securities short; (ii) buying or selling puts or calls or other derivative securities on the Corporation’s securities; and (iii) entering into hedging or monetization transactions or similar arrangements using securities of the Corporation to hedge other securities of the Corporation; provided, however, that this prohibition does not apply to any index fund that includes securities of the Corporation unless the Corporation’s securities comprise 10% or more of such index.

Compensation Disclosure and Analysis

The Compensation Committee, among its other responsibilities, makes specific recommendations to the Board in respect of the compensation of the employees and executive officers (other than the CEO) and determines the CEO’s compensation. In formulating recommendations to the Board with respect to compensation of the employees and the executive officers of the Corporation (other than the CEO), the Compensation Committee consults with, and reviews recommendations of, the CEO.

In making recommendations to the Compensation Committee, the CEO will make a general recommendation for compensation of all non-executive employees of the Corporation as to salary levels, bonuses to be awarded, Options to be granted pursuant to the Option Plan, Restricted Awards and Performance Awards to be granted pursuant to the Award Plan of the Corporation and certain other elements of compensation to be awarded to non-executive employees. In making recommendations with respect to the compensation of executive officers of the Corporation (other than the CEO), the CEO will make specific recommendations with respect to each element of compensation to be awarded to each individual executive officer. Such recommendations are based on the CEO’s review and analysis of a variety of information including compensation data of comparable issuers, corporate performance of the Corporation, personal performance of individual executive officers and any other relevant information. Upon receiving recommendations from the CEO as well as the CEO’s analysis of information used to make such recommendations, the Compensation Committee reviews the information provided, consults with Lane Caputo, and either accepts or makes amendments to the CEO’s proposals. The Compensation Committee then makes a recommendation to the Board as a whole for approval. The Board reviews all recommendations of the Compensation Committee with respect to executive officers (other than the CEO) relating to compensation matters before final approval. The Compensation Committee determines the compensation to be awarded to the CEO based upon a review of similar information without the input of the CEO.

The Corporation is committed to paying for performance and recognizes the importance of attracting and retaining highly skilled and talented employees throughout the organization. The Compensation Committee and the Board recognize that the Corporation’s success depends on its ability to attract, retain and motivate superior performing employees at all levels, which can only occur if the Corporation has an appropriately structured and executed compensation program. The Corporation’s compensation plan for all of its employees, including its executive officers, continues to be comprised of the following elements:

● base salary
● long term incentive compensation	– Option Plan
– Employee Savings Plan (as defined below)
– Award Plan
● short term incentive compensation	– Bonus Plan (as defined below)
● other benefits	– health care and wellness spending accounts and other benefits

Salaries and bonuses are intended to provide current compensation and short-term incentive for employees and executive officers to meet the Corporation’s goals, as well as to remain competitive with the members of the Corporation’s Compensation Peer Group (as defined below). Options are granted, and participation in the Employee Savings Plan is provided, as a long-term incentive to encourage commitment to the Corporation. Awards are both a long-term incentive to encourage commitment to the Corporation and to provide incentive for employees and management to meet the Corporation’s goals. The Compensation Committee believes that the elements of compensation which are based on performance, including bonuses and the grant of Options and Awards should represent a significant portion of each executive officer’s compensation in order to align compensation with corporate performance and therefore Shareholders’ interests. While each element of compensation is determined based on its own criteria, upon determining the recommendations to be made with respect to each element of compensation, the Compensation Committee looks at all the elements of compensation to be awarded to individual executive officers and ensures that the total compensation of such individual executive officer is not out of line with the compensation to be awarded to other executive officers and the intended objectives of the Corporation’s compensation policies.

In addition, due to the need to compete for skilled executive officers and staff with other oil and gas companies that offer a wide variety of different incentives, benefits and perquisites, including flex days, greater vacation entitlements and incentive programs, management, the Compensation Committee and the Board determined that it was necessary for the Corporation to provide some additional benefits to help differentiate itself from its competitors. As a result, the Corporation has established some alternative benefits plans, including the health care and wellness spending accounts (the “Health Care and Wellness Spending Accounts”) for each employee, including the executive officers, of the Corporation and certain other perquisites as described herein.

When determining executive compensation, including the assessment of the competitiveness of the Corporation’s executive compensation practices, the CEO and the Compensation Committee utilize compensation survey information provided by Mercer Human Resource Consulting Ltd. (“Mercer”), an independent human resource consulting firm, in addition to other compensation information obtained by the CEO and the Compensation Committee from public disclosure documents of comparable issuers. Information provided by Mercer is based on its annual survey of compensation practices within the Canadian oil and gas industry, which reflects the prior fiscal year’s compensation determinations. In 2015, 2016 and 2017 the Compensation Committee also received the advice of Lane Caputo in relation to the appropriateness and competitiveness of the compensation awarded to the executive officers and the non-executive employees. In addition, the Compensation Committee reviews the Corporation’s performance relative to performance information available in the public domain with respect to companies in the Corporation’s Compensation Peer Group. In selecting a benchmarking group for performance comparison purposes, the CEO and the Compensation Committee consider the entities with which the Corporation competes for talent and, from that group, selects benchmarking group members based on a comparison of broad corporate measures such as annual production, annual revenue and number of employees. For 2016, the entities included in the Corporation’s benchmarking group are: Advantage Oil & Gas Ltd., Baytex Energy Corp., Birchcliff Energy Ltd., Bonavista Energy Corporation, Crew Energy Inc., Enerplus Corporation, Kelt Exploration Ltd., NuVista Energy Ltd., Painted Pony Petroleum Ltd., Paramount Resources Ltd., Pengrowth Energy Corporation, Peyto Exploration and Development Corp., Pine Cliff Energy Ltd., Seven Generations Energy Ltd., Storm Resources Ltd., Surge Energy Inc., Tamarack Valley Energy Ltd., Trilogy Energy Corp., Vermilion Energy Inc., and Whitecap Resources Inc. (collectively, the “Compensation Peer Group”).

Base salaries for our executive officers, including the CEO, are intended to be competitive with salaries paid to executive officers by the companies in the Corporation’s Compensation Peer Group. Total compensation of executive officers is intended to be competitive with companies in the Corporation’s Compensation Peer Group provided that such executive officers meet or exceed performance expectations for their roles and the Corporation meets corporate performance targets.

The Compensation Committee and the Board in consultation with management and upon receiving the advice of compensation consultants, when determined necessary, will continue to evaluate the various elements of the Corporation’s compensation program to ensure that executive compensation effectively aligns with the performance of the Corporation and the interests of Shareholders.

Each element of the Corporation’s executive compensation program is described in more detail below.

Base Salaries

Base salaries for executive officers, including the CEO, for the year ended December 31, 2016 were established at rates that are competitive with those paid by the Compensation Peer Group. In assessing comparability, the Corporation relied upon salary and other remuneration data provided by Mercer as well as other compensation information obtained from public disclosure documents of comparable issuers and the advice and guidance of Lane Caputo. Consideration was given to the time period evaluated in industry surveys and public data and to the business climate applicable at the time with respect to industry demand for experienced personnel.

In setting base compensation levels of individual executive officers, consideration is given to objective factors such as level of responsibility, experience and expertise. The performance and salary of each Named Executive Officer is reviewed on an annual basis.

In light of the continued decline of crude oil and gas prices in 2015 and 2016, and the impact on the Corporation’s future cash flows, the Compensation Committee determined to continue the freeze on executive base salaries at their 2015 levels in 2016.

Option Plan

Options are granted under our Option Plan to officers, employees and other service providers generally upon commencement of service based on the level of responsibility with Bellatrix. The Corporation’s current policy is that additional grants are generally made on an annual basis. The purpose of the Option Plan is to provide an effective long-term incentive for the eligible service providers to the Corporation and to align the interests of these service providers to those of the Corporation and its securityholders. In determining the number of Options to be granted to each individual executive officer, the CEO and the Compensation Committee assess the number of Options required to remain competitive with similar positions for companies in the Corporation’s Compensation Peer Group and such number may be adjusted based on corporate performance as well as a subjective determination of such executive officer’s personal performance and individual contributions made to the Corporation. The Board has delegated the authority to grant Options to new hires of non-executive employees, consultants and other service providers to the CEO and any one member of the Compensation Committee, provided that any such grant to any one individual shall be limited to a grant date value of $100,000. For additional details on the Option Plan see “Incentive Plan Awards – Award Plan”.

Award Plan

The Board upon the recommendation of the Compensation Committee adopted the Award Plan in August 2013 as a long-term compensation plan of the Corporation.

The Compensation Committee recommendation was based on the belief that the Award Plan would be a more effective retention tool and a more effective compensation mechanism to incentivize employees, officers and other services providers to the Corporation. In addition, the Award Plan is intended to better align the compensation of management and employees of the Corporation with the success of the Corporation and the creation of shareholder value over the longer-term which should be recognized in the trading price of the Common Shares. The Compensation Committee also concluded that the Award Plan would result in less dilution to Shareholders than the Option Plan at the present time. The Award Plan currently provides for the settlement of any Award by any of the following methods or by a combination of such methods: (a) payment in cash; (b) payment by Common Shares purchased by the Corporation through the facilities of the TSX; or (c) payment by the issuance of Common Shares from the treasury of the Corporation.

In the case of Performance Awards, vesting is based not only on time, but the number of notional Common Shares underlying the Performance Awards gets adjusted based on the “payout multiplier” and therefore is dependent on the satisfaction of the performance criteria, based on the following measures and weightings:

● Total Shareholder return	40% weighting
● Finding, Development and Acquisition (“FD&A”) costs	15% weighting
● Recycle ratio	15% weighting
● Production per share growth	15% weighting
● Development and execution of strategic plan	15% weighting

The numerical measures are measured relative to the performance of other companies in the Corporation’s Compensation Peer Group as the members of such peer group are adjusted from time to time. Although the Compensation Committee and Board expect to use the above referenced performance measures for determining the payout multiplier for the near future, such measures may be changed if the Compensation Committee and Board determine such a change is appropriate. Performance Awards granted in 2016 also included a maximum payout multiplier of 1.5 times such that the number of notional Common Shares underlying each Performance Award cannot exceed 1.5 Common Shares for each Performance Award.

In 2016, the Corporation granted both Performance Awards and Restricted Awards to executive officers and certain other upper management employees and all other employees received Restricted Shares. The more senior the position of the employee receiving the grant of Awards the more heavily the weighting towards Performance Awards. The number of total Awards granted to each executive officer or employee of the Corporation was based on a multiple of the annual base salary of each of such executive officer or employee after the Compensation Committee gave consideration to a number of factors including the practices of other members of the Corporation’s Compensation Peer Group, total compensation of such executive officers and employees, the mix of long-term compensation (such as Options and Awards) and other forms of compensation previously received by such executive officers and employees and the potential costs to the Corporation. The Compensation Committee and the Board intends to grant Awards under the Award Plan on an annual basis. For additional details on the Award Plan see “Incentive Plan Awards – Award Plan”.

Employee Savings Plan

The Corporation has an employee share purchase plan (the “Employee Savings Plan”) which, among other things, authorizes the Corporation to make contributions into the Employee Savings Plan for the purchase of Common Shares in the open market for the benefit of participating full time salaried employees, including executive officers (in this section, collectively, “Employees”) of the Corporation. Pursuant to the Employee Savings Plan, Bellatrix will match Employee contributions towards the Employee Savings Plan up to a maximum of Employee contributions of 10% of their annual base salary. Each of the Employees’ contribution and Bellatrix’s contribution in each calendar month will be used to acquire Common Shares on the open market.

The purpose of the Employee Savings Plan is to provide a means by which Employees can save for their retirement to ensure their long term future financial security, and to develop the interest of the Employees in the growth and development of Bellatrix and its affiliates by providing them with the opportunity to acquire an increased proprietary interest in the Corporation through the purchase of Common Shares. As at December 31, 2016, 131 out of 159 eligible Employees participated in the Employee Savings Plan, representing an 83% participation rate by the Corporation’s Employees. All of the Corporation’s executive officers participate in the Employee Savings Plan.

The Board may amend the Employee Savings Plan, in whole or in part, at any time, provided the amendment or termination does not deprive a participant of any benefits accrued under the Employee Savings Plan on or prior to the date of amendment or termination.

Bonus Plan

The Corporation has an annual incentive plan providing for the payment of annual cash bonuses (the “Bonus Plan”) to officers and employees of the Corporation. The Corporation’s objectives for the Bonus Plan are to provide an annual incentive plan framework that is performance-driven and focused on objectives that are critical to the Corporation’s success, to offer competitive cash compensation opportunities to all Bellatrix employees, and to incentivize and reward outstanding achievement. Broadly speaking, the intention of the Bonus Plan is to provide incentive awards largely determined on the basis of the Corporation’s consolidated results on financial and operating performance measures, as well as departmental objectives and individual performance goals that vary between participants and groups. For certain of the measures the Corporation’s performance is measured relative to the Compensation Peer Group. For the 2016 fiscal year, each of the Named Executive Officers participated in the Bonus Plan. Each of Messrs. Smith, Brown, Eshleman, Kraus and Oicle were eligible to receive a target bonus under the Bonus Plan based on a percentage of their base salary. The amount of each 2016 target bonus award for each Named Executive Officer under the Bonus Plan was between 50% - 100% of their base salary.

For 2016, the Compensation Committee determined that the performance measures applicable to the bonus awards for the Corporation’s executive officers, including the Named Executive Officers, would include production, cash costs, FD&A costs, share performance, safety/environmental, departmental and corporate strategy objectives, and a discretionary component, with various weighting depending upon the executive officers’ areas of primary responsibility as follows:

●

Production (10% - 25%) – sliding scale based on average annual working interest production guidance range. Working interest was selected in order to eliminate the impact of changes in commodity price which influence royalty calculations. In addition, targets are adjusted for the impact of acquisitions and/or divestitures for the purpose of calculating production under this measure.

●

Cash Cost (5% - 20%) – sliding scale based on a blended 75%/25% weighting of (i) operating expenses per barrel of oil equivalent (“BOE”) of production relative to guidance and (ii) gross general and administrative (“G&A”) expenses (before recoveries and excluding unusual items) relative to the Corporation’s budget, respectively.

●

FD&A Cost (10% - 25%) – compares the Corporation’s FD&A costs ($/BOE) to those of the Compensation Peer Group. The calculation is based on year-end proved plus probable reserves (excluding Bellatrix Alder Flats Plant capital) and performance based on a quartile ranking among the Compensation Peer Group.

●

Share Performance (10% - 20%) – compares the Corporation’s annual share performance to the annual share performance of the Compensation Peer Group. This performance measure is based on the Corporation’s quartile ranking among the Compensation Peer Group.

●

Safety/Environment (5 - 15%) – tracks the Corporation’s performance from an environmental safety and regulatory perspective, including the number of inspections, low risk incidents and high risk incidents.

●	Departmental and Corporate Strategy Objectives (10 - 30%) – based on achievement of key departmental objectives identified and measured with input from the CEO and executive team.

●	Discretionary (10%) - based on the recommendation of the CEO.

With respect to the departmental objectives and discretionary aspects of the Bonus Plan, in determining the 2016 cash bonus the Compensation Committee considered a number of the positive results achieved by the Corporation in 2016 including positive drilling results, material reductions in outstanding bank debt, non-core property sales, and continued focus on cost reductions and optimization efforts. The Compensation Committee also considered these factors in light of the continued depressed crude oil and natural gas prices and the resultant impact on the Corporation’s future cash flows and 2017 capital budget. In particular, in the Compensation Committee’s judgement, the Corporation executed on three corporate objectives during the 2016 fiscal year: (i) debt reduction, (ii) non-core dispositions; and (iii) operational execution.

1.	Debt Reduction

●

Debt Reduction: total net debt at December 31, 2016 of $396.2 million represented a reduction of $321.4 million or 45% of year end 2015 total net debt of $717.6 million. Bank debt was reduced from year end 2015 of $340.7 million to $19.1 million at December 31, 2016, representing a 94% reduction.

●	Facilities Monetization: monetization of certain production facilities for cash proceeds of $75 million, with the retention of operatorship and preferential access to such facilities.

●	Disposition of Interest in Alder Flats Plant: disposition of a 35% interest in the Alder Flats Gas Plant to Keyera Partnership for total cash consideration of $112.5 million.

●	Financings: convertible debenture and subscription receipt offering for gross proceeds of $80 million.

●

CDE Flow-Through Financing: Bellatrix issued 8,474,576 common shares on a “flow-through” basis in respect of Canadian Development Expenses at a price of $1.18 per share resulting in gross proceeds of $10 million.

2.	Non-Core Dispositions

●	Pembina Non-Core Asset Disposition: asset disposition for total consideration of $47 million.

●	Harmattan Non-Core Asset Sale: asset disposition for total consideration of $80 million.

3.	Operational Execution

●	Development Drilling: focus on the low cost Spirit River liquids-rich natural gas play.

●	Optimization Initiatives: focus on maximizing volumes, attenuating base decline rates and increasing value from capital investment.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 million cubic feet of natural gas per one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. It should not be assumed that the estimates of future net revenues presented herein represent the fair market value of the reserves.

For further information with respect to the 2016 financial and operating results of the Corporation, including information relating to certain terms used in the above summary which are not recognized terms under Canadian generally accepted accounting principles or may be considered oil and gas metrics, see the Corporation’s Annual Information Form for the year ended

December 31, 2016, annual audited financial statements for the year ended December 31, 2016 and related management’s discussion and analysis, and the press releases of the Corporation dated March 15, 2017, all of which are available on SEDAR at www.sedar.com.

At its meeting in March 2017 the Compensation Committee reviewed the results of the performance measures and the results under the Bonus Plan were as follows:

Production

Production Level	Performance	% of Total Award	Actual Performance
>37,390 BOE/d	Outstanding	Maximum of 200%
36,390 to 37,390 BOE/d	Above Target	150%
35,390 to 36,390 BOE/d	Target	100%	35,677 BOE/d
34,390 to 35,390 BOE/d	Threshold	50%
<34,390 BOE/d	Below Threshold	0%

Cash Cost

As described above, cash cost is based on a combination of operating expenses per BOE and gross G&A expenses relative to the Corporation’s 2016 budget.

Operating Cost Level	Performance	% of Total Award	Actual Performance
< $8.25 per BOE	Outstanding	Maximum of 200%
$8.25 to $8.55 per BOE	Above Target	150%
$8.55 to $8.85 per BOE	Target	100%	$8.70 per BOE
$8.85 to $9.05 per BOE	Threshold	50%
> $9.05 per BOE	Below Threshold	0%

G&A Cost Level	Performance	% of Total Award	Actual Performance
< $32.5 million	Outstanding	Maximum of 200%
$32.5 to $33.5 million	Above Target	150%	$32.699 million
$33.5 million to $34.5 million	Target	100%
$34.5 million to $35.5 million	Threshold	50%
> $35.5 million	Below Threshold	0%

Relative Corporate FD&A Costs

Corporation’s Rank among the Compensation Peer Group	Performance	% of Total Award	Actual Performance
Top Decile	Outstanding	Maximum of 200%
75th Percentile	Above Target	150%	$3.83 per BOE
Median	Target	100%
25th Percentile	Threshold	50%
Bottom	Below Threshold	0%

Share Performance

Corporation’s Rank among the Compensation Peer Group	Performance	% of Total Award	Actual Performance
Top Decile	Outstanding	Maximum of 200%
75th Percentile	Above Target	150%
Median	Target	100%
25th Percentile	Threshold	50%
Bottom	Below Threshold	0%	0%

Safety/Environment

The Compensation Committee reviewed the Corporation’s performance with respect to safety, adherence to regulatory requirements, including tracking the number of inspections, low risk incidents and high risk incidents. For 2016 the Corporation achieved an Alberta Energy Regulator industry report card compliance rating of 67% compared to the industry average of 75%, a total recordable incident frequency of 1.36 compared to the industry average of 2.20, and a nil average per lost time claim versus the industry average of $12,800.

Other

In addition to the foregoing measures, current industry conditions, outlooks for 2017 and reduced shareholder returns were all factors which were also considered in reviewing compensation. Based on the foregoing, the Compensation Committee recommended to the Board and the Board approved cash bonuses for the Named Executive Officer that approximated the following: 60% of the base salary of the CEO, 48% of the base salaries of each of the Executive Vice-Presidents and 30% of the base salary of the Vice-President, Exploration.

Other Executive Benefits

In addition to salary, Options, Awards and bonuses, the executive officers are entitled to certain other benefits that are not available to other employees of the Corporation. A description of the executive benefits is set out below.

Health Care and Wellness Spending Account

In 2016, executive officers were eligible to claim health, medical, dental and wellness expenses up to a maximum of $20,000 per annum pursuant to the Health Care and Wellness Spending Accounts established for each executive officer. The Health Care and Wellness Spending Accounts may be used to claim health, medical and dental related costs incurred by executive officers and their dependents which are not taxable as income for the executive officers provided that these non-taxable expenses must meet the Canada Revenue Agency’s (“CRA”) tax deduction guidelines for eligible expenses. Other health or wellness expenses that do not meet the CRA’s guidelines for eligible expenses can also be claimed but such expenses are taxable as income for the executive officers. Although all employees of the Corporation receive a Health Care and Wellness Spending Account, the amounts of such accounts are greater for executive officers.

Other Executive Benefits

The Corporation pays up to $7,500 in executive club membership fees for executive officers (not taxable), provides paid parking (taxable benefit) of approximately $4,788 per year and pays $1,500 for an annual private medical examination for each executive officer. Additional details about perquisites and benefits received by the executive officers can be found in the “Summary Compensation Table” set out below and in the notes thereto.

Executive Officer Share Ownership and Retention Guidelines

Similar to the non-management director guidelines, in April 2014 Bellatrix implemented share ownership guidelines for executive officers with a view to aligning the long-term interests of Bellatrix’s executive officers with those of Shareholders.

Pursuant to the executive officer share ownership guidelines, executive officers are required to hold Common Shares and/or Restricted Awards with a combined value of not less than (i) three times the annual base salary for the CEO; (ii) two times the annual base salary for each of the Executive Vice-Presidents; and (iii) one times the annual base salary for each of the Vice-Presidents, and such officers are expected to achieve this level within five years of their appointment or promotion, as applicable. If an executive officer’s annual base salary increases and as a result the executive officer no longer meets the requirements of the share ownership guidelines, the officer will have, until March 31 of the following year to achieve the required ownership level. The value of Common Shares and Restricted Awards are valued as at March 31 of each year at the greater of the cost or market value of such Common Shares and Restricted Awards. Performance Awards are not included for the purposes of the share ownership guidelines due to the variable nature of the number of notional Common Shares underlying such Performance

Awards. If an executive officer previously satisfied the share ownership guidelines but as a result of a drop in the market value of the Common Shares ceased to satisfy the share ownership guidelines and the executive officer’s aggregate ownership of Common Shares and Restricted Awards has not decreased, the executive officer will have until March 31 of the following year to re-achieve the required ownership levels.

In addition to the foregoing share ownership guidelines, in April 2016 the Corporation amended the terms of the share ownership guidelines to include a retention requirement for Common Shares obtained through the Corporation’s equity compensation plans, including the Option Plan and the Award Plan. Specifically, the retention guideline provides that until the applicable share ownership guideline is achieved, the executive officer is encouraged to retain an amount equal to 50% of the net Common Shares obtained through the Corporation’s equity compensation plans. “Net Common Shares” are those Common Shares that remain after Common Shares are sold or netted to pay the exercise price of stock options (if applicable) and/or applicable taxes.

The following table shows the equity ownership guideline and equity ownership for each Named Executive Officer based on their salaries at March 31, 2017:

Name	Equity Ownership Guideline			Equity Ownership			Meets Share Ownership Requirement
	Multiple of Salary	Amount of Salary ($)	Total Value of Equity Ownership Required ($)	Common Shares(4) (#)	Restricted Awards (#)	Value of Equity Ownership(5) ($)
Brent A. Eshleman(2)	3x	400,000	1,200,000	321,836	34,710	915,055	n/a
Edward J. Brown	2x	370,000	740,000	355,609	34,710	952,530	Yes
Charles R. Kraus(3)	2x	325,000	650,000	55,057	21,373	152,475	n/a
Russell G. Oicle	1x	315,000	315,000	207,465	24,842	592,198	Yes

Notes:

(1)	Mr. Smith retired effective February 15, 2017 and as such he has not been included in the above table.
(2)

Mr. Eshleman, formerly the Executive Vice President and Chief Operating Officer, was appointed President and Chief Executive Officer on February 15, 2017; at that time, his salary was set at $400,000 and his share ownership requirement was increased from two times his base salary to three times his base salary. In accordance with the terms of the policy set out above, Mr. Eshleman has until March 31, 2022 to achieve the higher ownership level.

(3)

On March 15, 2017, Mr. Kraus was appointed as Executive Vice-President, General Counsel and Corporate Secretary and his share ownership requirement was increased from one time his base salary to two times his base salary. As such, he has until March 15, 2022 to achieve the higher ownership level.

(4)

Share ownership is determined as at March 31, 2017. For the purposes of determining Common Share ownership of a particular NEO, Common Shares owned directly by such individual, such individual’s spouse or children or through any holding company directly owned and controlled by such NEO are treated as Common Shares owned by such individual.

(5)

The “Value of Equity Ownership” amount of the Common Shares and Restricted Awards held by each director is based on the greater of: (a) cost, and (b) the closing price of the Common Shares on the TSX on March 31, 2017 being $1.05 per Common Share.

Performance Graph

The following graph illustrates our cumulative Shareholder return, as measured by the closing price of our Common Shares from December 31, 2011 and at the end of each financial year, assuming an initial investment of $100 on December 31, 2011 compared to the S&P/TSX Composite Index, the S&P/TSX Composite Index Energy (Sector) and the S&P TSX Oil and Gas Exploration & Production (Sub-index), assuming the reinvestment of dividends and distributions where applicable.

	12/31/11	12/31/12	12/31/13	12/31/14	12/31/15	12/31/16
Bellatrix Exploration Ltd. (1)	100	87	159	86	34	26
S&P/TSX Composite Index	100	107	121	134	123	148
S&P/TSX Composite Index Energy (Sector)	100	99	113	107	83	112
S&P/TSX Oil & Gas Exploration & Production (Sub Ind)	100	89	101	79	53	83

Notes:

(1)	Reflects Shareholder return from December 31, 2011.

Any increase or decline in the trading price of the Common Shares has a direct impact on current and future compensation value from long-term incentives pursuant to the Option Plan, Award Plan and Employee Savings Plan. Although the Corporation’s share price and total shareholder return increased in 2013, the Corporation experienced a decrease in its share price and total shareholder return in 2012, 2014, 2015 and 2016. In 2012, the Corporation experienced excellent operational metrics and growth; however, Bellatrix’s Common Share price was down year-over-year as were the share prices for most of the Corporation’s peer companies. Total compensation for the Named Executive Officers was also reduced in 2012 from the prior year. In 2014 and 2015, while the Corporation experienced continued growth and operational success, total compensation was generally held flat. In 2016, the Corporation’s growth was relatively flat and, as such, total compensation was also maintained at relatively flat levels. The Corporation, along with many of its peer companies, experienced a significant decrease in the total return of the Common Shares in 2014, 2015 and 2016 largely due in part to the precipitous drop in crude oil and natural gas prices in the last half of 2014 and through 2015 and 2016. As a result in 2016, the Corporation continued to freeze base salaries and paid discretionary bonuses in respect of the 2016 fiscal year which were substantially lower than those paid in respect of 2014.

The total compensation for the executive officers is affected by increases and decreases in the price of the Common Shares as the value of Options and Awards increase or decrease as Common Share prices increase or decrease. Options, Awards and payments under the Bonus Plan (to the extent that such payments are based on meeting corporate performance expectations) represent “at risk” compensation which help align the total return on the Common Shares and the compensation received by our executive officers; however, total executive compensation does not always directly correlate with increases and decreases in the total return on the Common Shares as other performance factors are considered in determining the amounts of payments under the Bonus Plan and for determining the payout multiplier for Performance Awards. Although generally such other performance factors correspond to total Shareholder return, the trading price of the Common Shares may be affected by a number of factors unrelated to such performance measures.

Long-term equity incentives are designed to encourage executive officers to remain with the Corporation, to reward them for their sustained contributions to long-term performance and the creation of Shareholder value, and most importantly, to align the interests of the executive officers with the long-term interests of Shareholders. Alignment of long term equity incentives with Shareholder fortunes is illustrated in the graph below:

Notes:

(1)	Grant Date Long Term Incentive Value is the value of Option-based awards and Share-based awards as reported in the Summary Compensation Table.
(2)

Realizable Long Term Incentive Value is the value of vested and unvested Option-based awards (strike price of the Option less market price of the underlying Common Share) and Share-based awards (the market price of the underlying Common Share) had those awards been exercised.

Common Share price performance has been negative over the years ended December 31, 2014, 2015 and 2016 and as a result, the aggregate realizable value of the long-term equity incentives granted to the Corporation’s Named Executive Officers has decreased by more than 75% from the aggregate value originally awarded by the Board.

Summary Compensation Table

The following table sets forth for the years ended December 31, 2016, 2015 and 2014 information concerning the compensation paid to our former President and CEO, current President and CEO (formerly Executive Vice-President and Chief Operating Officer), Executive Vice-President, Finance and Chief Financial Officer (“CFO”) and the two other most highly compensated executive officers, at the end of the year ended December 31, 2016 whose total compensation was more than $150,000 (each a “Named Executive Officer” or “NEO” and collectively, the “Named Executive Officers” or “NEOs”).

Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Option- based awards(6) ($)	Share- based awards(7) ($)	Annual incentive plans(8)	Long- term incentive plans	Pension value ($)	All other compensation (9)	Total Compensation ($)

Raymond G. Smith Former President and Chief Executive Officer(1)	2016 2015 2014	500,000 500,000 488,725	137,680 572,175 278,110	150,000 375,000 757,680	320,000 297,500 350,000	nil nil nil	nil nil nil	214,709 221,441 152,799	1,322,389 1,966,116 2,027,314
Brent A. Eshleman President and Chief Executive Officer(2)	2016 2015 2014	358,974 358,974 350,816	108,177 381,450 278,110	108,000 270,000 545,160	215,644 161,718 188,461	nil nil nil	nil nil nil	75,222 89,242 92,536	866,017 1,261,384 1,455,083
Edward J. Brown Executive Vice- President, Finance and Chief Financial Officer(3)	2016 2015 2014	358,974 358,974 350,816	108,177 445,025 278,110	108,000 270,000 545,160	172,515 161,718 188,461	nil nil nil	nil nil nil	69,387 90,527 99,512	817,053 1,326,244 1,462,059
Charles R. Kraus Executive Vice President, General Counsel and Corporate Secretary(4)	2016 2015 2014	300,000 300,000 100,000	78,674 209,798 186,825	60,000 150,000 n/a	144,174 135,150 34,808	nil nil nil	nil nil nil	72,726 75,226 27,637	655,575 870,173 349,270
Russell G. Oicle Vice President, Exploration(5)	2016 2015 2014	304,456 304,456 300,832	68,840 241,585 278,110	61,501 153,750 406,560	89,821 77,636 106,560	nil nil nil	nil nil nil	48,889 75,496 75,570	573,508 852,923 1,167,632

Notes:

(1)

Mr. Smith retired effective February 15, 2017. In each of the years ended December 31, 2014, 2015 and 2016, the Corporation paid for certain of Mr. Smith’s living accommodations in the amount of $60,300 per year which is included in the above table under “All other compensation”. In addition, amounts reported under “All other compensation” include air travel reimbursement, an executive club membership, and certain additional health care related services.

(2)	Mr. Eshleman, formerly the Executive Vice President and Chief Operating Officer, was appointed President & Chief Executive Officer on February 15, 2017; at that time, his salary was set at $400,000.
(3)

In each of the years ended December 31, 2014, 2015 and 2016, Mr. Brown received an annual car allowance of $12,000 per year, which is included in the above table under “All other compensation”. Effective March 15, 2017, Mr. Brown’s annual salary was set at $370,000.

(4)

Mr. Kraus was appointed Vice President, General Counsel and Corporate Secretary on September 1, 2014. The amounts shown in the table represent the amounts actually paid in 2014 and pro-rated bonus payment in 2015 in respect of 2014. Mr. Kraus was promoted to the position of Executive Vice-President, General Counsel and Corporate Secretary on March 15, 2017 and, in connection therewith, Mr. Kraus’ annual salary was set at $325,000.

(5)	Effective March 15, 2017, Mr. Oicle’s annual salary was set at $315,000.
(6)

Based on the grant date fair value of the applicable awards. The fair values of Options granted in 2016 to all NEOs are estimated on the date of grant using the Black-Scholes option pricing model, which is the fair value determined in accordance with the standards established under International Financial Reporting Standards (“IFRS”) with the following assumptions: dividend yield of zero percent, expected volatility of 81.5% in the first year after grant, 69.7% in the second year after grant and 66.7% in the third year after grant, expected percent average risk-free interest rate of 0.6%, with the annual grants being issued in 3 tranches with expected life values of 2.0, 3.0 and 3.5 years respectively. The fair values of Options granted in 2015 to all NEOs are estimated on the date of grant using the Black-Scholes option pricing model, which is the fair value determined in accordance with the standards established under IFRS with the following assumptions: dividend yield of zero percent, expected volatility of 52.4% in the first year after grant, 51.9% in the second year after grant and 50.7% in the third year after grant, expected percent average risk-free interest rate of 0.6%, with the annual grants being issued in 3 tranches with expected life values of 2.0, 3.0 and 3.5 years respectively. The fair values of Options granted in 2014 to all NEOs are estimated on the date of grant using the Black-Scholes option pricing model, which is the fair value determined in accordance with the standards established under

IFRS with the following assumptions: dividend yield of zero percent, expected volatility of 42.6% in the first year after grant, 45.7% in the second year after grant and 44.5% in the third year after grant, expected percent average risk-free interest rate of 1.18%, with the annual grants being issued in 3 tranches with expected life values of 2.0, 3.0 and 3.5 years respectively. This methodology was selected due to its acceptance as an appropriate evaluation methodology for similar sized oil and gas companies.

(7)

The compensation reported under share-based awards is the value of Awards granted in the years ended December 31, 2014, 2015 and 2016. The value of Restricted Awards and Performance Awards is based on the number of Restricted Awards and Performance Awards granted multiplied by the volume weighted average price per Common Share on the TSX for the five trading days prior to the date of the grant. This methodology for calculating the fair value of the Restricted Awards and Performance Awards on the grant date is consistent with the initial fair value determined in accordance with IFRS 2; however, under IFRS the fair value of the Awards is re-measured at the year-end balance sheet date using the same methodology.

(8)	Represents cash bonuses that are declared and paid annually in March in the year following the year that they are earned.
(9)

The amounts reported under “All other compensation” include contributions made on behalf of the Named Executive Officer to Bellatrix’s Employee Savings Plan, amounts reimbursed to the executive officers under the Health Care and Wellness Spending Accounts up to a maximum of $20,000 per annum per executive officer, parking allowances of $4,788 per executive officer, executive club membership fees up to a maximum of $7,500, payment of $1,500 for a private medical examination, and perquisites and benefits received by certain executive officers as indicated in the foregoing notes. In the years ended December 31, 2014 and 2015, the amounts also included premiums for Best Doctors Medical Care of up to $16,700 per executive officer; this program was discontinued effective December 31, 2015.

Option Plan

The Option Plan is intended to afford persons who provide services to Bellatrix an opportunity to obtain a proprietary interest in Bellatrix by permitting them to purchase Common Shares and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Bellatrix. The Option Plan permits the granting of Options to officers, employees, consultants and other service providers (“Optionees”) of Bellatrix and its subsidiaries. No Options may be granted to directors who are not also officers or employees of the Corporation.

The maximum number of Common Shares issuable on exercise of Options outstanding at any time is limited, in the aggregate, to 10% of the issued and outstanding Common Shares. Any increase in the issued and outstanding Common Shares (whether as a result of exercise of Options, or otherwise) will result in an increase in the number of Common Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted, upon exercise, makes new grants available under the Option Plan. Options that are cancelled, terminated or expire prior to exercise of all or a portion thereof results in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Option Plan. As of the date of this Information Circular, there were outstanding Options under the Option Plan to acquire, in the aggregate 10,310,099 Common Shares representing 4.2% of the issued and outstanding Common Shares.

The number of Common Shares issuable pursuant to Options granted under the Option Plan and any other security based compensation arrangements of Bellatrix: (i) to insiders at any time may not exceed 10% of the outstanding Common Shares; and (ii) issued to insiders within any one year period may not exceed 10% of the outstanding Common Shares. Options granted under the Option Plan are not assignable.

Options have a term not to exceed five years and, subject to the terms of the Option Plan, shall vest in such manner as determined by the Board or the Compensation Committee. In the absence of any determination to the contrary, Options will vest and be exercisable as to one-third on each of the first, second and third anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Committee. If an Option is set to expire during, or within seven business days following the end of, a “Black Out Period” (as such term is defined in the Option Plan) and the Optionee is subject to the Black Out Period, the expiry date of the Option is extended for seven business days following the end of such Black Out period.

The exercise price of any Options granted is determined by the Compensation Committee at the time of grant, provided that the exercise price shall not be less than the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five consecutive trading days immediately preceding the date of grant.

The Option Plan provides Optionees with an election, if permitted by the Compensation Committee (and the Board), for a cashless exercise (“Cashless Exercise”) of an Optionee’s vested and exercisable Options. If an Optionee elects a Cashless Exercise the Optionee shall surrender its Options in exchange for the issuance by Bellatrix of that number of Common Shares equal to the number determined by dividing the Market Price (as defined in the Option Plan and as calculated as at the date of exercise) into the difference between the Market Price and the exercise price of such Option. In addition, the Option Plan also provides that an Optionee has the right to make an offer (the “Surrender Offer”) to Bellatrix to surrender any of the Options held by such person for an amount (not to exceed the fair market value, which is calculated as the fair market value of a Common Share (at the time of the Surrender Offer) less the exercise price of such Option) specified therein by the Optionee and Bellatrix may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required. The Surrender Offer is intended to allow an Optionee, if permitted by the Corporation, to surrender their Options for a payment in cash equal to the difference between the Market Price and exercise price of such Options instead of exercising such Options for Common Shares.

If an Optionee ceases to be a director, officer, employee of, or service provider to, Bellatrix or a subsidiary of Bellatrix for any reason, the Optionee shall have a period not in excess of six months as prescribed at the time of grant (12 months in the case of death), following the date the Optionee ceases to be a director, officer, employee or consultant or other service provider to exercise Options held to the extent that the Optionee was entitled to exercise the Options at the date of such cessation. In the case of a merger, amalgamation or certain other transactions or a take-over bid approved by the Board, Bellatrix has the right to satisfy any obligations to an Optionee in respect of any unexercised Options by paying to the Optionee a cash amount equal to the difference between the exercise price of all unexercised Options held and the fair market value of the securities to which the Optionee would have been entitled to receive on exercise thereof.

Without the prior approval of the Shareholders, or as may be required by the TSX (or other exchange on which the Common Shares may be listed), the Board may not: (i) make any amendment to the Option Plan to increase the percentage of Common Shares issuable on exercise of outstanding Options at any time, (ii) reduce the exercise price of any outstanding Options, (iii) extend the term of any outstanding Option beyond the original expiry date of such Option, (iv) increase the maximum limit on the number of securities that may be issued to insiders, (v) make any amendment to the Option Plan to permit the grant of Options to directors who are not officers or employees of Bellatrix or its subsidiaries (vi) make any amendment to the Option Plan to permit an Optionee to transfer or assign Options to a new beneficial Optionee other than in the case of death of the Optionee, or (vii) amend the restrictions on amendments that are provided in the Option Plan. Subject to the restrictions set out above, the Board may amend or discontinue the Option Plan and Options granted thereunder without Shareholder approval; provided if the amendment to the Option Plan requires approval of any stock exchange on which the Common Shares are listed for trading, such amendment may not be made without such approval. In addition, no amendment to the Option Plan or Options granted pursuant to the Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Option previously grant to such Optionee.

Award Plan

On August 7, 2013, the Board adopted the Award Plan which provides for the granting of Awards to employees, officers, consultants or other service providers to the Corporation or any subsidiary of the Corporation but specifically excluding any directors of the Corporation who are not also officers or employees of the Corporation or any subsidiary of the Corporation (collectively, the “Eligible Participants”). The principal purposes of the Award Plan are to: (a) retain and attract qualifying Eligible Participants; (b) promote a proprietary interest in the Corporation by such Eligible Participants and to encourage such persons to remain in the employ or service of Bellatrix and its subsidiaries and put forth maximum efforts for the success of the business of Bellatrix and its subsidiaries; and (iii) focus management of Bellatrix and its subsidiaries on operating and financial performance and long-term total shareholder value.

Incentive-based compensation such as the Award Plan is an integral component of compensation for executive officers and employees. The attraction and retention of qualified executive officers and employees has been identified as one of the key risks to Bellatrix’s long-term strategic growth plan. The Award Plan is intended to maintain Bellatrix’s competitiveness within the North American oil and gas industry to facilitate the achievement of increased shareholder value.

Under the terms of the Award Plan, any Eligible Participant may be granted Restricted Awards, Performance Awards or a combination thereof. In determining the Eligible Participants to whom Awards may be granted (“Grantees”), the number of Restricted Awards and/or Performance Awards and the allocation of the Awards between Restricted Awards and Performance Awards, the Compensation Committee (and the Board) may take into account such factors as they determine necessary in their sole discretion, including any one or more of the following factors: (a) compensation data for comparable benchmark positions among the Compensation Peer Group; (b) the duties, responsibilities, position and seniority of the Grantee; (c) the vesting conditions of the Awards to be granted and the other Awards outstanding under the Award Plan; (d) the corporate performance measures as established under the Award Plan for the applicable period compared with internally established performance measures approved by the Compensation Committee and/or similar performance measures of members of the peer comparison group for such period; (e) the individual contributions and potential contributions of the Grantee to the success of Bellatrix; (f) any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of Bellatrix; (g) the fair market value or current market price of the Common Shares at the time of grant of such Awards; and (h) such other factors as the Compensation Committee may deem relevant in connection with accomplishing the purposes of the Award Plan.

At the annual and special meeting of the Shareholders held on May 18, 2016 the Corporation received Shareholder approval for the Award Plan to allow the Corporation to issue Common Shares from treasury to satisfy the Award Value (as defined below) of Awards on the Payment Date (as defined below).

Restricted Awards

Subject to the terms and conditions of the Award Plan (including such additional or different conditions to the determination of vesting and payment as may be prescribed at the time of grant), Restricted Awards entitle the holder to a sum (an “Award Value”) to be paid such future date or dates (the “Payment Date” or “Payment Dates”) as determined by the Compensation Committee (and the Board) on the date of the grant. In the case of Restricted Awards, the Award Value is calculated at the Payment Date(s) (being the date upon which the Corporation is required to pay to the Grantee all or a portion of the Award Value to which the Grantee is entitled pursuant to such Award in accordance with the terms thereof) by multiplying the number of Restricted Awards (subject to adjustment for dividends as described below) by the fair market value of the Common Shares. The fair market value is determined on the applicable Payment Date as the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five trading days immediately preceding such date. Alternatively, at the election of the Board the Award Value can be paid by the issuance of the underlying Common Shares from treasury or by purchasing such Common Shares through the facilities of the TSX. For grants of Restricted Awards to all executive officers and employees of the Corporation who received such grants in the year ended December 31, 2016, 1/3 of the Award Value will be paid out on each of May 31, 2017, May 31, 2018 and May 31, 2019.

Performance Awards

Subject to the terms and conditions of the Award Plan (including such additional or different conditions to the determination of vesting and payment as may be prescribed at the time of grant), Performance Awards entitle the holder to be paid a portion of the Award Value underlying such Performance Awards upon the satisfaction of both time and performance criteria as established at the time of grant.

The Award Value of Performance Awards is based on the fair market value of the notional Common Shares underlying a Performance Award as calculated based on the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five trading days immediately preceding the Payment Date. Alternatively, at the election of the Board the Award Value can be paid by the issuance of the underlying Common Shares from treasury or by purchasing such Common Shares through the facilities of the TSX. In addition, the number of notional Common Shares underlying a Performance Award is adjusted by multiplying the number of notional Common Shares underlying the Performance Awards at the time of grant by the Adjustment Ratio (as defined below) and a payout multiplier applicable to such Performance Award. The payout multiplier shall be based on such corporate performance measures as determined by the Compensation Committee (and the Board) and may range between zero and two times. For the grants of Performance Awards in 2016, the Board determined that the maximum payout multiplier would be 1.5 times. Performance Awards will vest and be subject to payout three years from the dates of grant. The Performance Awards granted in 2016 will vest and be subject to payout on May 31, 2019. See also “Compensation Discussion and Analysis – Award Plan”.

Adjustment for Dividends

Although the Corporation does not currently anticipate paying dividends at any time in the near future, if dividends are paid on the Common Shares, the number of Common Shares underlying each Performance Award or Restricted Award is adjusted for dividends paid on the Common Shares while such Award is outstanding based on an adjustment ratio (the “Adjustment Ratio”). The Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted thereafter by increasing the Adjustment Ratio on each dividend payment date, effective on the day following the dividend record date, by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend, expressed as an amount per Common Share, paid on that dividend payment date, and having as its denominator the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the dividend payment date.

Change of Control

Upon a Change of Control (as defined in the Award Plan) the Payment Date(s) of Awards will accelerate if: (a) the Successor (as defined in the Award Plan) does not (or, upon the occurrence of the Corporate Transaction (as defined in the Award Plan), will not) substitute or replace, or the nature of the Corporate Transaction does not provide for the full substitution or replacement of, the Common Shares with shares, securities or other property of the Successor in a manner that substantially preserves and does not impair the rights of the grantees under the Award Plan in any material respect, (b) the grantee is terminated without cause in connection with such Change of Control or within the six (6) months following a Change of Control, or (c) if, within six (6) months following a Change of Control, the grantee voluntarily resigns for an event or events which constitute Good Reason (as defined in the Award Plan).

Method of Payment of Award Value

On the applicable Payment Date, at the sole discretion of the Board, the Award Value may be paid out in cash or in Common Shares purchased through the facilities of the TSX or issued from treasury.

The Award Plan does not contain any provisions for financial assistance by Bellatrix in respect of Awards granted thereunder.

Limitations

The aggregate maximum number of Common Shares reserved that are available to be issued from time to time pursuant to granted and outstanding Awards under the Award Plan at any time shall not exceed the lesser of: (A) 5% of the aggregate number of issued and outstanding Common Shares, and (B) 10% of the aggregate number of issued and outstanding Common Shares less the aggregate number of Common Shares reserved for issuance under outstanding awards, rights or options under any other security based compensation arrangements of the Corporation, including Options granted under the Option Plan. As of the date of this Information Circular, 3,727,198 Awards were outstanding under the Award Plan representing 1.5% of the issued and outstanding Common Shares.

The number of Common Shares issuable to insiders (as defined in the TSX Company Manual) of the Corporation pursuant to the Award Plan and all other security based compensation arrangements of the Corporation, at any time or within any one year period will not exceed 10% of the issued and outstanding Common Shares.

Following the settlement, expiration, cancellation or other termination of any Award under the Award Plan, a number of Common Shares equal to the number of Common Shares underlying the Awards so exercised, expired, cancelled or terminated shall automatically become available for issuance in respect of Awards that may subsequently be granted under the Award Plan.

Blackout Extension

If a Grantee is prohibited from trading in securities of Bellatrix as a result of the imposition by Bellatrix of a trading black-out (a “Black-Out Period”) and the Payment Date of a Restricted Award or Performance Award held by such Grantee falls within a Black-Out Period, then the Payment Date of such Restricted Award or Performance Award shall be extended to a date which is six business days following the end of such Black-Out Period, unless such extension would cause the Payment Date to extend beyond the Expiry Date, in which case the Payment Date shall remain on the Expiry Date. In such case, the fair market value utilized in determining the Award Value in respect of such Payment Date shall be the lesser of the fair market value determined based on: (i) the five trading days immediately prior to the commencement of such Black-Out Period; and (ii) the five trading days immediately prior to the Expiry Date.

Early Termination Events

Unless otherwise determined by the Committee or unless otherwise provided in a Restricted Award or Performance Award agreement pertaining to a particular Restricted Award or Performance Award or any written employment or consulting agreement governing a Grantee’s role as an Eligible Participant, the following provisions apply in the event that a Grantee ceases to be an Eligible Participant:

(a)

Death - If a Grantee ceases to be an Eligible Participant as a result of the Grantee’s death, the Payment Date or Payment Dates pursuant to Awards held by the Grantee at the time of death shall be the date of death, the heirs or successors of the Grantee shall be entitled to receive payment with respect to the Awards held by the Grantee at the time of death and the payout multiplier applicable to any Performance Awards held by the Grantee at the time of death shall be determined by the Committee.

(b)

Termination for Cause - If a Grantee ceases to be an Eligible Participant as a result of termination for cause, effective as of the date of termination all outstanding Award agreements under which Restricted Awards or Performance Awards have been made to such Grantee in respect of the Award Value thereof for which the Payment Date shall not have occurred on or before such date shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

(c)

Voluntary Resignation - Except as described above under “Change of Control”, if a Grantee ceases to be an Eligible Participant as a result of a voluntary resignation, effective as of the date of resignation all outstanding Award agreements under which Restricted Awards or Performance Awards have been made to such Grantee in respect of the Award Value thereof for which the Payment Date shall not have occurred on or before such date shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

(d)

Termination not for Cause - Except as described above under “Change of Control”, if a Grantee ceases to be an Eligible Participant as a result of a termination by the Corporation not for cause, effective as of the date that is sixty (60) days after such termination all outstanding Award Agreements under which Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, in respect of the Award Value thereof for which the Payment Date shall not have occurred on or before the date that is sixty (60) days after such termination shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

Assignment Restricted

Except in the case of death, the right to receive the Award Value pursuant to a Restricted Award or Performance Award granted to an Eligible Participant may only be exercised by such Eligible Participant personally. Except as otherwise provided in the Award Plan, no assignment, sale, transfer, pledge or charge of an Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Award shall terminate and be of no further force or effect.

Amendment Provisions

The Award Plan provides that without the prior approval of the Shareholders, or such approval as may be required by the TSX, the Board may not: (i) make any amendments to the Award Plan to increase the percentage of Common Shares reserved for issuance pursuant to outstanding Awards; (ii) make any amendment to increase the maximum limit on the number of securities that may be issued to insiders of the Corporation pursuant to the terms of the Award Plan; (iii) make any amendments to the Award Plan to permit the grant of Awards to directors who are not officers or employees of the Corporation; (iv) make any amendment to the Award Plan that would permit a grantee to transfer or assign Awards to a new beneficial grantee other than in the case of death of the grantee; (v) make any amendments to any outstanding Awards to extend the expiry date of such Awards; or (vi) make any amendment to the amending provision of the Award Plan, including the restrictions described above. In addition, no amendment to the Award Plan or Awards may be made without the consent of the grantee of such Awards, if it adversely alters or impairs any Awards previously granted to such grantee under the Award Plan.

Outstanding Incentive Plan Awards

The following table sets forth for each Named Executive Officer all option-based and share based awards outstanding at the end of the year ended December 31, 2016.

Name	Option-based Awards(1)				Share-based Awards(2)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(4) ($)	Market or payout value of vested share based awards not paid out or distributed(5) ($)
Raymond G. Smith	294,000 450,000 100,000 500,000 100,000	1.02 3.75 9.24 8.00 3.39	August 18, 2021 May 31, 2020 June 12, 2019 December 22, 2018 June 3, 2017	76,440 nil nil nil nil	48,213 Restricted Awards 263,247 Performance Awards	60,266 329,059	nil
Brent A. Eshleman	231,000 300,000 100,000 200,000 290,000	1.02 3.75 9.24 8.00 3.12	August 18, 2021 May 31, 2020 June 12, 2019 December 22, 2018 July 15, 2017	60,060 nil nil nil nil	34,710 Restricted Awards 189,506 Performance Awards	43,388 236,883	nil
Edward J. Brown	231,000 350,000 100,000 200,000 100,000	1.02 3.75 9.24 8.00 3.39	August 18, 2021 May 31, 2020 June 12, 2019 December 22, 2018 June 3, 2017	60,060 nil nil nil nil	34,710 Restricted Awards 189,506 Performance Awards	43,388 236,883	nil
Charles R. Kraus	168,000 165,000 150,000	1.02 3.75 4.06	August 18, 2021 May 31, 2020 December 10, 2019	43,680 nil nil	21,373 Restricted Awards 74,118 Performance Awards	26,716 92,648	nil

Russell G. Oicle	147,000 190,000 100,000 100,000 100,000	1.02 3.75 9.24 8.00 3.39	August 18, 2021 May 31, 2020 June 12, 2019 December 22, 2018 June 3, 2017	38,220 nil nil nil nil	24,842 Restricted Awards 111,171 Performance Awards	31,053 138,964	nil

Notes:

(1)	All option-based awards in the above table are Options.
(2)	All share-based awards in the above table are Awards.
(3)	Calculated based on the difference between the closing price of the Common Shares at December 30, 2016 on the TSX and the exercise price of the Options at such date.
(4)

For Restricted Awards, calculated based on the number of Restricted Awards held at December 31, 2016 multiplied by the volume weighted average price per Common Share on the TSX for the five trading days prior to December 31, 2016. For Performance Awards, calculated based on the volume weighted average price per Common Share on the TSX for the five trading days prior to December 31, 2016 multiplied by the number of notional Common Shares underlying such Performance Awards assuming a payout multiplier of 1.0.

(5)	All Awards are paid out upon vesting and as such there are no outstanding Awards that have vested.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer the value of option-based awards and share-based awards which vested during the year ended December 31, 2016 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2016.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Raymond G. Smith	nil	102,315	320,000
Edward J. Brown	nil	73,410	172,515
Brent A. Eshleman	nil	73,410	215,644
Charles R. Kraus	nil	3,400	144,174
Russell G. Oicle	nil	56,443	89,821

Notes:

(1)	Calculated based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of the Options.
(2)

Represents Restricted Awards and Performance Awards that vested and were paid out in the year ended December 31, 2016 with the value based on the volume weighted average price per Common Share on the TSX for the five trading days prior to the vesting date multiplied by the number of notional Common Shares underlying such Awards.

Pension Plans and Retiring Allowances

The Corporation does not currently provide its executive officers, including the CEO, with pension plan benefits or retiring allowances.

Termination and Change of Control Benefits

Bellatrix has entered into executive employment agreements (“Executive Employment Agreements”) with each of its Named Executive Officers, which provide that the Executive Employment Agreements may be terminated by the Corporation (for reason other than “just cause”) upon payment of a termination amount, in lieu of notice, in an amount equal to the sum of (i) prorated annual salary earned but not yet paid up to and including the termination date, (ii) an amount equal to the average cash bonuses, if any, paid to the executive in the two years prior to the termination date (pro-rated to reflect the period of time that the executive was employed in the calendar year in which the termination date occurred), (iii) accrued and unused vacation and reasonable expenses and, (iv) a retiring allowance equal to one times (in the case of Messrs. Smith, Eshleman and Brown, two times, and in the case of Mr. Kraus, 1.5 times) the executive’s then “total compensation”, which includes base salary, average cash bonus during the past 2 years, 15% of the executive’s base salary for loss of other benefits, and the amount of the executive’s annual salary currently contributed to the Employee Savings Plan. For such termination amounts to be payable, the executive officer must execute a full and final release in favour of Bellatrix. There is no compensation for loss of benefits.

Pursuant to the Employment Agreements, the salary paid to each executive is subject to an annual salary review. Each executive is entitled to participate in and receive Options under the Option Plan and the executive is also entitled to participate in any executive bonus plan established by Bellatrix.

The Employment Agreements provide that during the six months following a Change of Control (as such term is defined in the Employment Agreements) if the executive’s duties, powers, rights or salary are fundamentally diminished, the executive may elect to terminate the Employment Agreement and his employment, and upon doing so, the executive shall be entitled to receive a payment equal to the amount set out above.

If the Employment Agreements were terminated by Bellatrix other than for just cause (but including following a Change of Control described above), at December 31, 2016, the amounts payable thereunder to Messrs. Smith, Brown, Eshleman, Kraus and Oicle would have been $1,867,500, $1,231,668, $1,274,797, $771,959, and $458,206, respectively, as well as any accrued and unused vacation and reimbursable expenses. Under the terms of the Award Plan, the Payment Date of any outstanding Awards will be accelerated in the event of a Change of Control if a Grantee is terminated without cause or constructively dismissed in connection with such Change of Control or in certain other limited circumstances. The value of the outstanding Awards held by the NEOs under the table “Outstanding Incentive Plan Awards” reflects an estimate of the amount each of the NEOs would have received if a Change of Control had occurred December 31, 2016 under the current provisions of the Award Plan. Under the Option Plan, Options do not automatically accelerate in the event of a Change of Control; however, such Options may be accelerated at the discretion of the Board. The acceleration of Options has not been included in the calculation of the termination payments for the NEOs.

Under the terms of the Employment Agreements, the NEOs have agreed that for a period of six months after the termination date, the executive shall not, directly solicit, induce, encourage or facilitate employees or consultants of the Corporation to leave the employment of, or consulting relationships with, Bellatrix. The NEOs have also agreed to keep proprietary and confidential information in confidence for so long as the information and knowledge remains proprietary and confidential.

Director Compensation

Narrative Description of Director Compensation

In 2016 the compensation for non-management directors consisted of cash retainers and meeting fees and grants of DSUs under the DSU Plan of the Corporation and certain other benefits. Directors were also reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors. Non-management directors are not entitled or permitted to receive grants of Options under the Option Plan or Awards under the Award Plan.

The form of compensation as well as the amount of such compensation to be provided to non-management members of the Board are recommended by the Compensation Committee and approved by the Board. Unlike compensation for Bellatrix’s executive officers, the compensation of non-management directors is not designed to pay for performance but to ensure that the interests of directors are aligned with the interest of shareholders. Directors receive cash retainers and meeting fees for their services in order to help ensure unbiased decision-making. Grants of DSUs are intended to align the directors’ interests with the interests of the Shareholders. In determining the compensation to be awarded to our directors, the Compensation Committee utilizes compensation information obtained from public disclosure documents of comparable issuers. Director compensation is intended to be competitive to director compensation of comparable issuers. See “Compensation Disclosure and Analysis” for a list of comparable issuers included in the Corporation’s Compensation Peer Group.

Each element of the Corporation’s non-management director compensation program is described in more detail below.

Fees and Retainers

In 2014, each non-management director (other than the Chairman, Mr. W.C. (Mickey) Dunn) received an annual retainer of $60,000 plus a fee of $1,500 for every committee or Board meeting attended in person or by conference call. The Chairman received an annual retainer of $150,000 per annum with no meeting fees (except in respect of special committee meetings, as applicable). Each of the Chairs of the Compensation, Corporate Governance and Reserves, Safety and Environment Committees received an additional annual fee of $10,000, and the Chair of the Audit Committee received an additional annual fee of $18,500. In March 2015, the Board determined to maintain director compensation at its 2014 levels for the 2015 fiscal year. In conjunction with cost cutting initiatives of the Corporation, in the fourth quarter of 2015 the Board reduced their annual compensation by 10%. The reduction was effective immediately and applied to all fees earned by the directors including annual retainer fees, meeting fees and annual retainer fees for the Chairman of the Board and the Chairs of each committee. In 2016, the Board determined to maintain the Board compensation at 2015 levels.

DSU Plan

The DSU Plan is intended to achieve the following objectives:

●

to promote a greater alignment of interests between non-management directors of the Corporation and the Shareholders by providing a means to accumulate a meaningful financial interest in the Corporation that is commensurate with the responsibility, commitment and risk of directors;

●	to support a compensation plan that is competitive and rewards long-term success of the Corporation as measured in total Shareholder return for the Corporation; and

●	to assist the Corporation’s ability to attract and retain qualified individuals with the experience and ability to serve as directors.

Under the DSU Plan, DSUs are granted by the Corporation to non-management directors that provide rights to receive, on a deferred payment basis, a cash payment based on the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the day of payment. Management directors are not eligible to participate in the DSU Plan.

In addition to an annual grant of DSUs and any other discretionary grants which may be approved by the Board to non-management directors, the DSU Plan also provides that non-management directors may from time to time elect to receive any portion of their annual Board member retainer and other fees in the form of DSUs. A director wishing to receive such remuneration in the form of DSUs must elect to do so by notice to the Corporation prior to the commencement of the year in respect of which the remuneration is to be earned and may only withdraw such election on a once yearly basis. A director’s remuneration elected to be received in the form of DSUs (if any) is referred to as the “Deferred Remuneration”. The Corporation credits DSUs in respect of Deferred Remuneration to a director’s account on the date that the director’s Deferred Remuneration would otherwise be payable. The number of DSUs to be credited is determined by dividing the amount of the Deferred Remuneration by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date the DSUs are credited.

DSUs vest immediately upon being credited to a director’s account; however, a director is not entitled to receive payment of any amount for DSUs credited to his or her account until following that director’s retirement from all positions with the Corporation, or where a director has (except as a result of death) otherwise ceased to hold any positions with the Corporation. Following such termination of services, all DSUs credited to the director’s account will be redeemed by the Corporation as of the maturity date, being December 1st of the calendar year immediately following the year in which the termination of service occurred or such earlier date following the termination of services as elected by the director by notice to the Corporation (either such date, the “Maturity Date”).

A director is not entitled to receive any amount prior to his or her Maturity Date. Within ten calendar days following the Maturity Date, the Corporation will make a lump sum cash payment, net of any applicable withholdings, to the director equal to the number of DSUs credited to the director’s account as of the date of termination of such director’s services to the Corporation, multiplied by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the Maturity Date.

If a director dies while in office or after ceasing to hold all positions with the Corporation but before the Maturity Date, the Corporation will, within 90 days of the date of death, make a lump sum cash payment to the director’s estate in an amount equal to the number of DSUs credited to the director’s account as of the date of death multiplied by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of death.

At the election of the Board, subject to any required approval of the TSX and, if required by the policies of the TSX, the Shareholders, the Board may elect to deliver Common Shares issued from treasury in satisfaction in whole or in part of any payment to be made upon the redemption of Deferred Share Units, in which case such number of Common Shares shall be issued equal to the number of Deferred Share Units in the director’s account on the date of termination of the directors’ services to the Corporation or the date of death of the director, as applicable.

Although the Corporation does not currently anticipate paying dividends at any time in the near future, if dividends are paid on the Common Shares, additional DSUs are credited to the director’s account as of the dividend payment date, based on the dollar amount of the dividends notionally payable in respect of such number of DSUs in the director’s account on the dividend payment date, divided by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the dividend payment date.

Other Benefits

Directors are eligible to claim health, medical, dental and wellness expenses for themselves and their spouses up to a maximum of $20,000 per annum per director pursuant to Health Care and Wellness Spending Accounts established for each director. The Health Care and Wellness Spending Accounts established for each director are substantially the same as the Health Care and Wellness Spending Accounts established for executive officers.

Directors’ Summary Compensation Table

The following table sets forth for the year ended December 31, 2016, information concerning the compensation paid to the Corporation’s directors other than directors who are also Named Executive Officers.

Name	Fees earned ($)	Option- based awards(5) ($)	Share- based awards(6) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation(7) ($)	Total ($)
Doug N. Baker(1)	100,350	n/a	100,000	nil	n/a	13,018	213,367
Murray L. Cobbe	82,350	n/a	100,000	nil	n/a	nil	182,350
John H. Cuthbertson	88,650	n/a	100,000	nil	n/a	nil	188,650
W.C. (Mickey) Dunn	135,000	n/a	100,000	nil	n/a	15,292	250,292
Melvin M. Hawkrigg(2)	78,300	n/a	100,000	nil	n/a	nil	178,300
Robert A. Johnson(3)	39,150	n/a	nil	nil	n/a	nil	39,150
Keith E. Macdonald	96,750	n/a	100,000	nil	n/a	8,820	205,570
Murray B. Todd	87,300	n/a	100,000	nil	n/a	2,326	189,625
Keith S. Turnbull	79,650	n/a	100,000	nil	n/a	12,919	192,568
Daniel Lewis(4)	1,350	n/a	nil	nil	n/a	nil	1,350
Steven J. Pully	87,750	n/a	100,000	nil	n/a	15,716	203,466

Notes:

(1)	Mr. Baker resigned from the Board effective February 1, 2017.
(2)	Mr. Hawkrigg resigned from the Board effective March 9, 2017.
(3)

Mr. Johnson elected to take all $39,150 of his 2016 fees earned in the form of DSUs as Deferred Remuneration. As a result, Mr. Johnson received 30,138 DSUs in lieu of such fees that are reflected under “Fees earned”, but not under “Share-based awards”. Mr. Johnson did not stand for re-election at the annual and special meeting of the Shareholders held on May 18, 2016.

(4)	Mr. Lewis resigned from the Board effective February 10, 2016.
(5)	No option-based awards were made to non-management directors in 2016.
(6)

The compensation reported under share-based awards is the value of DSUs granted in the year ended December 31, 2016. The value of DSUs is based on the number of DSUs granted multiplied by the volume weighted average price per Common Share on the TSX for the five trading days prior to the date of the grant. This methodology for calculating the fair value of the DSU awards on the grant date is consistent with the initial fair value determined in accordance with IFRS 2; however, under IFRS the fair value of the awards is re-measured as at the December 31, 2016 balance sheet date using the same methodology. As a result, the total compensation expense for these DSU grants under IFRS for the year ended December 31, 2016 would be approximately $202,941 (or $22,549 per director) higher in aggregate for all directors.

(7)

Includes premiums paid on behalf of Messrs. Baker, Dunn and Turnbull as members of the Corporation’s medical and dental benefit plan and amounts of reimbursement to each director under Health and Wellness Spending Accounts.

Directors’ Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth for each of the Corporation’s directors, other than directors who are also Named Executive Officers, all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2016.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have vested but have not been paid out or distributed(3) (#)	Number of shares or units that have not vested(3)	Market or payout value of share- based awards that have not vested ($)(3)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)(4)
Doug N. Baker(1)	nil	nil	nil	nil	198,220	nil	nil	247,775
Murray L. Cobbe	nil	nil	nil	nil	198,220	nil	nil	247,775
John H. Cuthbertson	nil	nil	nil	nil	198,220	nil	nil	247,775
W.C. (Mickey) Dunn	nil	nil	nil	nil	198,220	nil	nil	247,775
Melvin M. Hawkrigg(2)	nil	nil	nil	nil	198,220	nil	nil	247,775
Keith E. Macdonald	nil	nil	nil	nil	198,220	nil	nil	247,775
Murray Todd	nil	nil	nil	nil	198,220	nil	nil	247,775
Keith S. Turnbull	nil	nil	nil	nil	148,029	nil	nil	185,036
Steven J. Pully	nil	nil	nil	nil	148,458	nil	nil	185,573

Notes:

(1)	Mr. Baker resigned from the Board effective February 1, 2017.
(2)	Mr. Hawkrigg resigned from the Board effective March 9, 2017.
(3)	All DSUs vest immediately upon the grant of such DSUs but cannot be redeemed until the director holding such DSUs ceases to be a director of the Corporation.
(4)	Calculated based on the number of DSUs held at December 31, 2016 multiplied by the volume weighted average price per Common Share on the TSX for the five trading days prior to December 31, 2016.
(5)	As Mr. Johnson and Mr. Lewis were not directors as at December 31, 2016 they have not been included in the above table.

Directors’ Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each of our directors, other than directors who are also Named Executive Officers, the value of option-based awards and share-based awards which vested during the year ended December 31, 2016 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2016.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(5)(6) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Doug N. Baker(1)	nil	100,000	nil
Murray L. Cobbe	nil	100,000	nil
John H. Cuthbertson	nil	100,000	nil
W.C. (Mickey) Dunn	nil	100,000	nil
Melvin M. Hawkrigg(2)	nil	100,000	nil
Robert A. Johnson(3)	nil	39,150	nil
Keith E. Macdonald	nil	100,000	nil
Murray Todd	nil	100,000	nil
Keith S. Turnbull	nil	100,000	nil
Daniel Lewis(4)	nil	nil	nil
Steven J. Pully	nil	100,000	nil

Notes:

(1)	Mr. Baker resigned from the Board effective February 1, 2017.
(2)	Mr. Hawkrigg resigned from the Board effective March 9, 2017.
(3)

Mr. Johnson received 30,138 DSUs as Deferred Remuneration in lieu of all $39,150 of his 2016 fees which have been included in this table. Mr. Johnson did not stand for re-election at the 2016 annual and special meeting of the Shareholders.

(4)

Mr. Lewis resigned from the Board effective February 10, 2016. Pursuant to the terms of the DSU Plan and subject to certain rights of acceleration contained in the DSU Plan, Mr. Lewis’s 50,419 outstanding DSUs were settled on May 16, 2016 for a payout value of $64,536.

(5)	All DSUs vest immediately upon the grant of such DSUs but cannot be redeemed until the director holding such DSUs ceases to be director of the Corporation.
(6)

Calculated based on the number of DSUs granted multiplied by the volume weighted average price per Common Share on the TSX for five trading days prior to the date of the grant rounded to the nearest dollar.

Securities Authorized for Issuance under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2016.

Plan Category	Number of securities to be issued upon exercise of outstanding rights (a)	Weighted average exercise price of outstanding rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by Shareholders
Option Plan	12,865,099	$4.64	11,793,484 (2)
Award Plan	3,648,301(1)	n/a	8,145,182(3)
Equity compensation plans not approved by Shareholders	nil	nil	nil
Total	16,513,400	n/a	19,938,665(4)

Note:

(1)	Represents the Common Shares issuable pursuant to Restricted Awards and Performance Awards outstanding under the Award Plan assuming a payout multiplier of 1.0 for the Performance Awards.

(2)

Represents the maximum number of Common Shares issuable under the Option Plan based upon the number of Common Shares outstanding as at December 31, 2016. Pursuant to the Option Plan, the maximum number of Common Shares that may be subject to Options granted and outstanding hereunder at any time shall not exceed 10% of the total outstanding Common Shares.

(3)

Represents the maximum number of Common Shares issuable under the Award Plan based upon the number of Common Shares outstanding as at December 31, 2016. Pursuant to the Award Plan, the maximum number of Common Shares that may be subject to Awards granted and outstanding hereunder at any time shall not exceed the lesser of: (A) 5% of the aggregate number of issued and outstanding Common Shares, and (B) 10% of the aggregate number of issued and outstanding Common Shares less the aggregate number of Common Shares reserved for issuance under outstanding awards, rights or options under any other security based compensation arrangements of the Corporation, including the Option Plan. Any Options granted will reduce the number of Common Shares available for issuance under the Award Plan.

(4)

Represents the maximum number of Common Shares remaining available for issuance for future grants of Options and Awards under the Option Plan and Award Plan; however, any Options granted will reduce the number of Common Shares available for issuance under the Award Plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of our or our subsidiaries’ directors, executive officers, employees or any of our, or our subsidiaries’, former directors, executive officers or employees or any associates of any such directors or officers, is, or has been at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation in respect of any indebtedness that is still outstanding, nor is, or at any time since the beginning of the most recently completed financial year has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Corporation is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”).

Set out below is a description of the Corporation’s current corporate governance practices, relative to the Form 58-101F1 Disclosure. The Audit Committee Information required by National Instrument 52-110 – Audit Committees can be found in the Corporation’s Annual Information Form for the year ending December 31, 2016.

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

The following eight (8) directors of the Corporation are independent (for purposes of NI 58-101):

Murray L. Cobbe

John H. Cuthbertson

W.C. (Mickey) Dunn

Keith E. Macdonald

Thomas E. MacInnis

Steven J. Pully

Murray B. Todd

Keith S. Turnbull

John H. Cuthbertson is a partner of a law firm that provides legal services to the Corporation, the Corporate Governance Committee has determined that Mr. Cuthbertson does not have a material relationship with the Corporation which could, in the view of the Corporate Governance

Committee, be reasonably expected to interfere with the exercise of Mr. Cuthbertson’s independent judgement and as such has determined Mr. Cuthbertson is independent. In coming to this conclusion, the Corporate Governance Committee considered a number of factors including that (i) the fees billed in 2016 to the Corporation by the law firm in which Mr. Cuthbertson is a partner represented less than 2% of the total consolidated gross revenues of such law firm; (ii) Mr. Cuthbertson is not responsible for billing the Corporation for services provided by such law firm; (iii) Mr. Cuthbertson does not personally provide any legal services to the Corporation; and (iv) Mr. Cuthbertson does not directly oversee any other lawyers that provide legal services to the Corporation.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Brent A. Eshleman is not independent as he is the President and CEO of the Corporation.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the nominees for election as directors of the Corporation (8 of the 9) are independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following nominees for election as directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Reporting Issuers
Brent A. Eshleman	None
Murray L. Cobbe	Trican Well Service Ltd. Secure Energy Services Inc.
John H. Cuthbertson	None
W.C. (Mickey) Dunn	None
Thomas E. MacInnis	None
Keith E. Macdonald	Madalena Energy Inc. Surge Energy Inc.
Murray B. Todd	None
Steven J. Pully	VAALCO Energy, Inc. Energy XXI Gulf Coast, Inc.
Keith S. Turnbull	Crown Point Energy Inc.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

At the end of or during each meeting of the Board, the independent directors are given the opportunity to meet in camera and without the members of management of the Corporation and the non-independent directors of the Corporation who are present at such meeting. This has occurred for each meeting of the Board held since the beginning of the most recently completed financial year. In addition, other meetings of the independent directors may be held from time to time if required. Since the beginning of the Corporation’s most recently completed financial year, three meetings of the independent directors were held.

(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board is W.C. (Mickey) Dunn, who is an independent member of the Board. The Chairman presides at all meetings of the Board and, unless otherwise determined, at all meetings of Shareholders and to enforce the rules of order in connection with such meetings. The Chairman is to provide overall leadership to the Board without limiting the principle of collective responsibility and the ability of the Board to function as a unit. The Chairman is to endeavour to fulfill his Board responsibilities in a manner that will ensure that the Board is able to function independently of management and is to consider, and allow for, when appropriate, a meeting of independent directors, so that Board meetings can take place without management being present. The Chairman is also to endeavour to ensure that reasonable procedures are in place to allow directors to engage outside advisors at the expense of the Corporation in appropriate circumstances.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year through to April 3, 2017.

	Board	Audit	Reserves	Compensation	Governance	Total meetings (1)	Attendance Rating %
Raymond G. Smith(2)	14/15	-	-	-	-	14/15	93%
Brent A. Eshleman(3)	2/2	-	-	-	-	2/2	100%
Doug N. Baker(4)	14/15	4/4	-	-	5/5	23/24	95%
Murray L. Cobbe	14/17	-	5/5	9/10	-	28/32	87%
John H. Cuthbertson	17/17	-	-	-	9/9	26/26	100%
W.C. (Mickey) Dunn	17/17	-	-	10/10	9/9	36/36	100%
Melvin M. Hawkrigg(5)	15/16	4/4	-	-	-	19/20	95%
Robert A. Johnson(6)	7/7	-	2/2	-	-	9/9	100%
Daniel S. Lewis(7)	1/1	-	-	-	-	1/1	100%
Keith E. Macdonald	17/17	3/3	2/2	10/10	-	32/32	100%
Thomas A. MacInnis	2/2	1/1	-	-	-	3/3	100%
Steven J. Pully	17/17	-	-	10/10	9/9	36/36	100%
Murray B. Todd	16/17	-	5/5	-	-	22/23	95%
Keith S. Turnbull	17/17	5/5	-	-	-	22/22	100%

Notes:

(1)

Attendance at meetings of all standing committees of the Board has been included in the above table. Attendance at meetings of ad hoc or special committees formed for a limited purpose and a limited period of time has not been included in the above table.

(2)	Mr. Smith resigned from the Board effective February 15, 2017.
(3)	Mr. Eshleman joined the Board effective February 15, 2017.
(4)	Mr. Baker resigned from the Board effective February 1, 2017.
(5)	Mr. Hawkrigg resigned from the Board effective March 9, 2017.
(6)	Mr. Johnson did not stand for re-election at the 2016 annual and special meeting of the Shareholders.
(7)	Mr. Lewis resigned from the Board effective February 10, 2016.
(8)	Mr. MacInnis joined the Board effective February 2, 2017.

2.	Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is attached to this Information Circular as Appendix “B”.

3.	Position Descriptions

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed written position descriptions for the Chairman of the Board as well as the Chairman of each of the committees of the Board.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the CEO.

4.	Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

While the Corporation does not currently have a formal orientation and education program for new recruits to the Board, the Corporation has historically provided such orientation and education on an informal basis. As new directors have joined the Board, management has provided these individuals with corporate policies, historical information about the Corporation, as well as information on the Corporation’s performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties. The Board believes that these procedures have proved to be a practical and effective approach in light of the Corporation’s particular circumstances, including the size of the Corporation, limited turnover of the directors and the experience and expertise of the members of the Board.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

No formal continuing education program currently exists for directors of the Corporation. The Corporation, however, regularly provides the directors (at least on a quarterly basis) briefings and an update on business, operations and affairs of the Corporation, including new and ongoing prospects of the Corporation, the Corporation’s performance relative to its peer and other development related thereto that could have a significant impact on the Corporation’s operations and results. Such updates are conducted by senior levels of management with responsibility in the various areas under discussion. In addition, from time to time, presentations and seminars are provided to the Board, recent examples of which include presentations on the capital markets and the Corporation’s position relative to its peers by investment bankers, a presentation on commodity prices by an industry expert in the area and presentations on new accounting pronouncements and rules, including International Financial Reporting Standards, by the auditors the Corporation. The Corporation also encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of certain courses.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

The Corporation has adopted a Code of Business Conduct and Ethics for directors, officers and employees (the “Code”).

(b)	disclose how a person or company may obtain a copy of the code;

A copy of the Code may be obtained from the Executive Vice-President, General Counsel and Corporate Secretary of the Corporation at (403) 266-8670 and is also available on the Corporation’s website at http://bellatrixexploration.com/about-us/corporate-governance and on SEDAR at www.sedar.com.

(c)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

All employees and consultants are provided with a copy of the Code on commencement of service and are required to confirm in writing that they have read and understand the Code and acknowledge his or her agreement to abide by the Code. Annual reminders that compliance with the Code is required are provided.

(d)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There have been no material change reports filed since the beginning of the Corporation’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

(e)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person which is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

(f)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

In addition to the Code, the Board has also adopted a “Whistleblower Policy” wherein employees of the Corporation are provided with the mechanics by which they may raise concerns in a confidential, anonymous process. Individual directors also attend the Corporation’s offices periodically and appear at various corporate functions where they are accessible to employees who may wish to raise concerns.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance Committee is responsible for recommending to the Board suitable candidates for nominees for election or appointment as directors, and recommending the criteria governing the overall composition of the Board and governing the desirable characteristics for directors. In making such recommendations, the Corporate Governance Committee is to consider: (i) the needs of the Corporation and its stage of development and the competencies and skills that the Board considers to be necessary for the Corporation and the Board, as a whole, to possess; (ii) the competencies and skills that the Board considers each existing director to possess; (iii) the competencies and skills each new nominee will bring to the boardroom; and (iv) whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board.

The mandate of the Corporate Governance Committee provides, at least annually, assessment of the effectiveness of the Board as whole, the committees of the Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to the Board), including considering the appropriate size of the Board. The most recent evaluation occurred in 2016. Each director of the Corporation completed an evaluation of their own skills and contributions to the Corporation as well as the skills and contributions of the other members of the Board. The directors also provided feedback on their views of the effectiveness of the Board and each of the Committees. The Corporate Governance used these evaluations to review the skills and experience of the directors of Bellatrix to assess whether the Board’s skills and experience needed to be strengthened in any area. The Corporate Governance Committee also assessed the knowledge and character of all directors and other factors such as independence of the directors to ensure that the Board is operating effectively and independently of management. The Corporate Governance Committee considered the term of service and age of individual directors, the average term of the Board as a whole and turnover of directors over the prior years in conducting its assessments.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance Committee is responsible for nominating directors. All of the members thereof are independent for this purpose.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

See item 6(a).

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

See “Statement of Executive Compensation – Compensation Disclosure and Analysis” and “Statement of Executive Compensation – Director Compensation”.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

All the members of the Compensation Committee are independent for such purpose.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

See “Statement of Executive Compensation – Compensation Governance – Compensation Committee Mandate”.

8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Other than the Audit and Compensation Committees, the Corporation has established a Reserves, Safety and Environmental Committee and the Corporate Governance Committee.

The Corporate Governance Committee acts as the nominating committee of the Corporation and carries out the functions with respect thereto as described under Item 6(a). In addition, the Corporate Governance Committee is responsible for developing the approach of the Corporation in matters concerning corporate governance including:

(A)

annually reviewing the mandates of the Board and its committees, including the Corporate Governance Committee Mandate, and recommend to the Board such amendments to those mandates as the Committee believes are necessary or desirable;

(B)	considering and, if thought fit, approving requests from directors or committees of directors of the engagement of special advisors from time to time;

(C)

developing, preparing and recommending to the Board annually corporate governance guidelines and a statement of corporate governance practices to be included in the Corporation’s annual report or information circular as required by the TSX and any other regulatory authority;

(D)	making annual recommendations to the Board as to which directors should be classified as “independent directors”, “related” directors or “unrelated” directors pursuant to any such report or circular;

(E)

reviewing on a periodic basis the composition of the Board and ensuring that an appropriate number of independent directors sit on the Board, analyzing the needs of the Board and recommending nominees who meet such needs;

(F)

assessing, at least annually, the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to the Board), including considering the appropriate size of the Board;

(G)	as required, developing, for approval by the Board, an orientation and education program for new recruits to the Board

(H)	to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;

(I)	developing and recommending to the Board for approval and periodically review structures and procedures designed to ensure that the Board can function effectively and independently of management;

(J)	making recommendations to the Board regarding appointments of corporate officers and senior management;

(K)	reviewing and considering the engagement at the expense of the Corporation of professional and other advisors by any individual director when so requested by any such director;

(L)	establishing, reviewing and updating periodically the Code and ensure that management has established a system to monitor compliance with the Code;

(M)	overseeing evaluations of management of the Corporation; and

(N)	reviewing management’s monitoring of the Corporation’s compliance with the Code.

The Reserves, Safety and Environmental Committee is responsible for various matters relating to reserves of the Corporation that may be delegated to the Reserves Committee pursuant to National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and matters relating to safety and environmental matters, including:

(A)

reviewing the Corporation’s procedures relating to the disclosure of information with respect to oil and gas activities including reviewing its procedures for complying with its disclosure requirements and restrictions set forth under applicable securities requirements;

(B)	reviewing the Corporation’s procedures for providing information to the independent evaluator;

(C)

meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on the Reserves Data (as defined in NI 51-101) (the “Reserves Data”) and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);

(D)

reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, providing a recommendation to the Board in the selection of the replacement evaluator, and determining the reason for any proposed change therefor and whether there have been any disputes with management;

(E)

providing a recommendation to the Board as to whether to approve the content or filing of the statement of the Reserves Data and other information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

(F)	reviewing the Corporation’s procedures for reporting other information associated with oil and gas producing activities;

(G)	generally reviewing all matters relating to the preparation and public disclosure of estimates of the Corporation’s reserves;

(H)

review the Corporation’s fundamental policies pertaining to environment, health and safety and ascertain that policies and procedures are in place to minimize environmental, occupational health and safety and other risks to asset value and mitigate damage to or deterioration of asset value;

(I)	review the Corporation’s performance with all applicable laws and regulations with respect to environment and health and safety;

(J)

review the findings of any significant report by regulatory agencies, external environment, health and safety consultants or auditors concerning the Corporation’s performance in environment, health and safety. Review any necessary corrective measures taken to address issues and risks identified by the Corporation, external auditors or by regulatory agencies;

(K)	review any emerging trends, issues and regulations related to environment, health and safety that are relevant to the Corporation;

(L)	review the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and review that information with management; and

(M)

reviewing periodically, as determined necessary, the Reserves, Safety and Environmental Committee’s Mandate and recommend to the Board and the Corporate Governance Committee amendments as the Reserves, Safety and Environmental Committee believes are necessary or desirable.

9.

Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance Committee is responsible by its terms of reference to evaluate the effectiveness of the Board, committees and individual directors. The mandate of the Corporate Governance Committee provides that, at least annually, the assessment of the effectiveness of the Board and the contribution of individual directors (including the competencies and skill that each individual director is expected to bring to the Board), including considering the appropriate size of the Board. The most recent evaluation occurred in 2016. Each director of the Corporation completes an evaluation of their own skills and contributions to the Corporation as well as the skills and contributions of the other members of the Board. The directors also provide feedback on their views of the effectiveness of the Board and each of the Committees. The Corporate Governance Committee uses these evaluations to review the skills and experience of the directors of Bellatrix to assess whether the Board’s skills and experience needed to be strengthened in any area. The Corporate Governance Committee also assesses on a periodic basis the knowledge and character of all directors and other factors such as independence of the directors to ensure that the Board is operating effectively and independently of management. The Corporate Governance Committee considers the term of service and age of individual directors, the average term of the Board as a whole and turnover of directors over the prior years in conducting its assessments.

10.

Director Term Limits and Other Mechanisms of Board Renewal - Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

In addition to considering the skills and experience of the Board, pursuant to the Board and Management Diversity and Board Renewal Policy (the “Diversity and Board Renewal Policy”) the Corporate Governance Committee also assesses the knowledge, character and experience of all nominees to the Board and other factors such as independence of the directors to ensure that the Board is operating effectively and independently of management. The Corporate Governance Committee considers both the term of service and age of individual directors, the average term of the Board as a whole and turnover of directors over the prior years when proposing nominees for election of the directors of the Corporation. The Corporate Governance Committee considers the benefits of regular renewal in the context of the needs of the Board at the time and the benefits of the institutional knowledge of the Board members.

The Board does not believe that fixed term limits or mandatory retirement ages are in the best interest of Bellatrix. Therefore the Board has not specifically adopted term limits. However, the Corporate Governance Committee has addressed Board renewal by conducting assessments of the members of the Board and the Board as a whole in accordance with the Diversity and Board Renewal Policy. As indicated above the Corporate Governance Committee reviews the skills and experience of the current directors of Bellatrix to assess whether the Board’s skills and experience need to be strengthened in any area.

11.	Policies Regarding the Representation of Women on the Board

(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

On March 15, 2016 the Board adopted the Diversity and Board Renewal Policy which sets out the Corporation’s policy regarding the identification and nomination of women directors.

(b)

If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions, (ii) the measures taken to ensure that the policy has been effectively implemented, (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Diversity and Board Renewal Policy provides that the Board believes that Board nominations and executive officer appointments should be made on the basis of the skills, knowledge, experience and character of individual candidates and the requirements of the Board and management at the time. As a result, no targets relating to the identification and nomination of women directors have been adopted in the policy to date and the emphasis in filling Board vacancies has been finding the best qualified candidates given the needs and circumstances of the Board; however, a nominee’s diversity of age, gender, race, ethnicity, religion, experience and other attributes has and will be considered favourably in the assessment of director nominees. Moreover, the Diversity and Board Renewal Policy provides that as to gender, the Board is receptive to increasing the representation of women on the Board as turnover occurs, taking into account the skills, background, experience and knowledge desired at that particular time by the Board and its Committees. Further, the Board also encourages the consideration of women who have the necessary skills, knowledge, experience and character for promotion or hiring into an executive officer position within Bellatrix.

In addition, the Diversity and Board Renewal Policy identifies a matrix of skills and experience that are required by the members of the Board as a collective. These skills include, among others, executive leadership, value creation, and specific skills such as accounting, corporate finance, reserves and resource evaluation and legal, regulatory and governmental. The skills are reviewed annually by the Compensation Committee and updated as necessary. As part of the Board’s renewal process, the Compensation Committee also annually reviews the skills and experience of the current directors of Bellatrix to assess whether the Board’s skills and experience need to be strengthened in any area. In addition to this assessment, the Compensation Committee also assesses the knowledge and character of all nominees to the Board and other factors such as independence of the directors to ensure that the Board is operating effectively and independently of management. The Compensation Committee is also authorized under its charter to retain experts to assist it in “board searches” for qualified candidates.

To measure the effectiveness of the Diversity and Board Renewal Policy, the Compensation Committee is required to review annually the process of identifying women candidates as potential nominees for Board positions and the skills, knowledge, experience and character of any such women candidates relative to other candidates to ensure that women candidates are being fairly considered relative to other candidates. In addition, the Compensation Committee will do a similar review of appointments of executive officer positions to ensure that women with the appropriate skills, knowledge, experience and character are being fairly considered. The Compensation Committee will also review the number of women actually appointed and serving on the Board or in management to evaluate whether it is desirable to adopt additional requirements or policies with respect to the diversity of the Board and management.

(c)

Consideration of the Representation of Women in the Director Identification and Selection Process - Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

As set out in the Diversity and Board Renewal Policy and as a result of the Corporation’s commitment to meritocracy the level of representation of women on the Board is not considered in identifying and nominating candidates for election or re-election to the Board; however, the Board encourages the consideration of women who have the necessary, skills, knowledge, experience and character when considering new potential candidates for the Board.

(d)

Consideration given to the Representation of Women in Executive Officer Appointments - Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

As set out in the Diversity and Board Renewal Policy and as a result of the Corporation’s commitment to meritocracy the level of representation of women in executive officer positions is not considered when making executive officer appointments; however, the Board encourages the consideration of women who have the necessary, skills, knowledge, experience and character when considering new potential candidates for promotion or hiring into executive officer positions.

12.	Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

The Corporation has not imposed quotas or targets regarding the representation of women on the Board. The Board believes that imposing quotas or targets regarding the representation of women on the Board would compromise the principles of meritocracy.

(b)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

The Corporation has not imposed quotas or targets regarding the representation of women in executive officer positions. The Board believes that imposing quotas or targets regarding the representation of women in executive officer positions would compromise the principles of meritocracy.

(c)	If the issuer has adopted a target referred to in either (b) or (c), disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.

Not applicable.

13.	Number of Women on the Board and in Executive Officer Positions

(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

There are presently no women serving on the Board.

There is presently one woman serving in an executive officer position at the Corporation which represents approximately 8% of the number of executive officer positions at the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our directors or executive officers, or any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all our outstanding voting rights, or any other Informed Person (as defined in National Instrument 51-102 Continuous Disclosure Obligations) or any known associate or affiliate of such persons, in any transaction since January 1, 2016, or in any proposed transaction, which has materially affected or would materially affect us or any of our subsidiaries, other than as follows.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than for the election of directors and approval of the Award Plan to the extent executive officers participate in the Award Plan.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information in respect of the Corporation and its affairs is provided in the Corporation’s annual audited financial statements for the year ended December 31, 2016 and related management’s discussion and analysis. Copies of the Corporation’s financial statements and related management’s discussion and analysis are available upon request from our Vice President, Investor Relations at Suite 1920, 800 – 5th Avenue S.W., Calgary, Alberta, T2P 3T6, Attention: Steve Toth (phone (403) 266-8670) or investor.relations@bellatrixexp.com

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

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APPENDIX “A”

COMMON SHARE CONSOLIDATION RESOLUTION

“BE IT RESOLVED, as a special resolution of the shareholders of Bellatrix Exploration Ltd. (the “Corporation”) that:

1.

The Articles of Amalgamation of the Corporation be amended to change the number of issued and outstanding common shares of the Corporation by consolidating the issued and outstanding common shares of the Corporation on the basis of no more than: (A) one (1) new common share for each six (6) existing common shares of the Corporation; and no less than (B) one (1) new common share for each four (4) existing common shares of the Corporation (the “Common Share Consolidation”), such amendment to become effective at a date in the future to be determined by the board of directors (the “Board”) of the Corporation when the Board considers it to be in the best interests of the Corporation to implement such a Common Share Consolidation, subject to all necessary stock exchange approvals;

2.

The amendment to the Articles of Amalgamation giving effect to the Common Share Consolidation will provide that no fractional common shares will be issued in connection with the Common Share Consolidation and the number of post-consolidation common shares to be received by a holder will be rounded up, in the case of a fractional interest that is 0.5 or greater, or rounded down, in the case of a fractional interest that is less than 0.5, to the nearest whole number of common shares that such holder would otherwise be entitled to receive upon the implementation of the Common Share Consolidation;

3.

Any director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be delivered Articles of Amendment to the Alberta Registrar of Companies and to execute and deliver or cause to be delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

4.

Notwithstanding that this special resolution has been duly passed by the holders of the common shares of the Corporation, the Board may, in its sole discretion, revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the common shares of the Corporation; and

5.

Any one director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

APPENDIX “B”

MANDATE OF THE BOARD OF DIRECTORS OF

BELLATRIX EXPLORATION LTD.

GENERAL

The Board of Directors (the “Board”) of Bellatrix Exploration Ltd. (the “Corporation” or “Bellatrix”) is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Bellatrix. In general terms, the Board will:

●	in consultation with the chief executive officer of the Corporation (the “CEO”), define the principal objectives of Bellatrix;

●	supervise the management of the business and affairs of Bellatrix with the goal of achieving Bellatrix’s principal objectives as developed in association with the CEO;

●	discharge the duties imposed on the Board by applicable laws; and

●	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

SPECIFIC

Executive Team Responsibility

●	Appoint the CEO and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

●	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities.

●	Establish processes as required that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

●	Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

●	Annual review and adoption of a strategic planning process and approval of Bellatrix’s strategic plan, which takes into account, among other things, the opportunities and risks of the business.

●	Establish or cause to be established systems to identify the principal risks to Bellatrix and that the best practical procedures are in place to monitor and mitigate the risks.

●	Establish or cause to be established processes to address applicable regulatory, corporate, securities and other compliance matters.

●	Establish or cause to be established an adequate system of internal control.

●	Establish or cause to be established due diligence processes and appropriate controls with respect to applicable certification requirements regarding Bellatrix’s financial and other disclosure.

●	Review and approve Bellatrix’s financial statements and oversee Bellatrix’s compliance with applicable audit, accounting and reporting requirements.

●	Approve annual operating and capital budgets.

●	Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets.

●	Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

●

Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

●	Approve a Business Conduct & Ethics Practice for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

●

To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Corporation and that the CEO and other executive officers create a culture of integrity throughout Bellatrix.

Board Process/Effectiveness

●

Attempt to ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

●

Engage in the process of determining Board member qualifications with the Corporate Governance Committee including ensuring that (i) a majority of directors qualify as independent for purposes of (A) National Instrument 58-101 Disclosure of Corporate Governance Practices and (B) the rules of the Toronto Stock Exchange and New York Stock Exchange, (ii) the appropriate number of independent directors are on each committee of the Board as required under applicable securities laws, rules and requirements and under applicable stock exchange rules and requirements (including for greater certainty, without limitation, the rules of the Toronto Stock Exchange and the New York Stock Exchange), and (iii) the members of the Board and each committee of the Board meet such other qualification requirements as may be set forth in applicable securities laws, rules and requirements and applicable stock exchange rules and requirements (including for greater certainty, without limitation, the rules of the Toronto Stock Exchange and New York Stock Exchange).

●	Based on the recommendations of the Corporate Governance Committee, the Board shall annually make a determination as to the independence of each member of the Board.

●	Based on the recommendations of the Corporate Governance Committee of the Board approve the nomination of directors.

●	Provide a comprehensive orientation to each new director.

●	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

●	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

●	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

●	Review and reassess the adequacy of the mandate of the committees of the Board on a regular basis, but not less frequently than on an annual basis.

●	Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

Each member of the Board is expected to understand the nature and operations of Bellatrix’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which Bellatrix operates, or is contemplating potential operations.

The Board shall at a minimum meet quarterly. Independent directors shall meet regularly and as often as necessary to fulfill their responsibilities, and in no case less frequently than quarterly, without non independent directors and management participation. An independent director must preside over each meeting of the independent directors, although the same director is not required to preside at all such meetings.

The Board may retain persons having special expertise and may obtain independent professional advice to assist it in fulfilling its responsibilities at the expense of the Corporation, as determined by the Board.

In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By Laws, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

DELEGATION

●	The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

●

Subject to terms of the Disclosure, Confidentiality and Trading Policy and other policies and procedures of Bellatrix, the Chairman of the Board will act as a liaison between stakeholders of Bellatrix and the Board (including independent members of the Board).

C-1

APPENDIX “C”

MAJORITY VOTING POLICY

BOARD OF DIRECTORS

Nominees for election to the Board of Directors (the “Board”) of Bellatrix Exploration Ltd. (“Bellatrix”) will be asked annually to subscribe in writing to this Policy before their names are put forward by the Board.

Forms of proxy for the vote at shareholders’ meetings where directors are to be elected will enable shareholders to vote “for”, or to “withhold” from voting, separately for each nominee. At the shareholders’ meeting, the chairman of the meeting will call for a vote by ballot on the election of directors. The scrutineers will record with respect to each nominee the number of votes cast “for” or “withheld” from a nominee, such numbers to be adjusted if required in accordance with the share provisions, by-laws, policies and procedures of Bellatrix.

This policy applies only to uncontested elections. An “uncontested election” means any election of directors where the election does not involve the circulation of proxy material required by applicable securities legislation in support of one or more nominees who are not part of the slate supported by the Board.

In an uncontested election, any nominee for director who receives a greater number of votes “withheld” from his or her election than votes “for” his or her election (a “majority withhold vote”) shall tender his or her resignation for consideration by the Board to the Chairman of the Corporate Governance Committee promptly following certification of the shareholder vote. If the Chairman of the Corporate Governance Committee received a majority withhold vote, then he or she shall tender his or her resignation to the Chairman of Bellatrix.

The Corporate Governance Committee will promptly consider the tendered resignation and recommend to the Board whether to accept or reject it. In determining whether to recommend acceptance or rejection of the tendered resignation, the Corporate Governance Committee will consider all factors it deems relevant including, without limitation:

(a)

the reasons, if known, why shareholders “withheld” or were requested to “withhold” votes from the director. In particular, the Corporate Governance Committee will consider if shareholders “withheld” or were requested to “withhold” votes from the director for reasons other than the qualifications or individual actions of the director;

(b)	the director’s length of service and qualifications;

(c)	the director’s share ownership;

(d)	the director’s contributions to Bellatrix;

(e)	the current mix of skills and attributes of the directors on the Board;

(f)	the impact with respect to covenants in agreements or plans; and

(g)	legal requirements, policies or guidelines (regulatory, securities or corporate laws, or stock exchange rules) for director numbers and qualifications.

The Board will consider the Corporate Governance Committee’s recommendation not later than 90 days following the date of the shareholders’ meeting at which the election occurred. The Board will accept the tendered resignation except in exceptional circumstances. In deciding whether to accept or reject the tendered resignation, the Board will consider the factors considered by the Corporate Governance Committee and any additional information and factors the Board believes to be relevant.

Promptly following the Board’s decision, Bellatrix will disclose that decision, including an explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation, in a press release. A copy of the news release will be provided to the Toronto Stock Exchange. If the Board decides to

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accept the director’s resignation, the Corporate Governance Committee will recommend to the Board whether to fill the resulting vacancy or to continue with the reduced size of the Board.

Any director who tenders his or her resignation pursuant to this Policy will not participate in the Corporate Governance Committee recommendation or the Board consideration whether to accept or reject the tendered resignation. If a majority of the members of the Corporate Governance Committee received a majority withhold vote at the same election, then the directors who did not receive a majority withhold vote will appoint a Board committee among themselves solely for the purpose of considering the tendered resignations and such special committee will recommend to the Board whether to accept or reject them within the 90 day period. If there are not at least three directors who did not receive a majority withheld vote, then all directors shall participate in any decision to accept the resignations. Except as set forth in this paragraph, a director who tenders his or her resignation pursuant to this Policy will continue to participate in all meetings of the Board and any applicable committees of the Board on which such director serves until such time, if applicable, as the Board decides to accept the director’s tendered resignation. The tendered resignation will become effective when accepted by the Board.

In the event that any director who received a majority withhold vote does not tender his or her resignation in accordance with this Policy, he or she shall not be re-nominated by the Board and shall not be entitled to any benefits (financial or otherwise) of a director or past director of Bellatrix.

The Board and the Corporate Governance Committee may adopt such procedures as it sees fit to assist in its determinations under this Policy.